EXHIBIT 10.1

DISTRIBUTION AND LICENSING AGREEMENT

DATED AS OF DECEMBER 6TH, 2010

BY AND BETWEEN

THERATECHNOLOGIES ME INC.

AND

SANOFI WINTHROP INDUSTRIE

SCHEDULE 1.16 COMMERCIAL PRESENTATION

SCHEDULE 1.20 COMPOUND

SCHEDULE 1.24 LIST OF COUNTRIES

SCHEDULE 1.26 CURRENT PRESENTATIONS

SCHEDULE 1.34 GLOBAL BRAND BOOK

SCHEDULE 1.60 PRODUCT SPECIFICATIONS

SCHEDULE 1.86 THERA PATENTS

SCHEDULE 2.3 TECHNOLOGY TRANSFER

SCHEDULE 4.1.1 TIMELINES FOR THE GRANT OF MARKETING AUTHORIZATIONS BY REGULATORY AUTHORITIES

SCHEDULE 6.1 TIMELINES FOR THE APPROVAL OF REIMBURSMENT OF THE REGULATED SALES PRICES BY REGULATORY AUTHORITIES

SCHEDULE 6.2 COMMERCIALISATION PLAN

SCHEDULE 7.11 MINIMUM SALES REQUIREMENTS

THIS DISTRIBUTION AND LICENSING AGREEMENT (hereinafter the “Agreement”) is made and entered into as of December 6th, 2010 (hereinafter the “Effective Date”)

BETWEEN:	THERATECHNOLOGIES ME INC., a company constituted under the laws of the Province of Québec, having its principal place of business at 2310 Alfred-Nobel Blvd, Montreal, Québec, Canada H4S 2B4;

(hereinafter referred to as “Thera”);

AND:	SANOFI WINTHROP INDUSTRIE, a company constituted under the laws of France, having its principal place of business at 82 avenue Raspail, 94255 Gentilly Cedex, France, acting on its own behalf and on the behalf of its Affiliates;

(hereinafter referred to as “SA”).

WHEREAS, Thera Controls (as hereinafter defined) all of the rights to the Licensed Technology (as hereinafter defined) and the Marks (as hereinafter defined) to Commercialize (as hereinafter defined) or have Commercialized the Product (as hereinafter defined) in the Territory (as hereinafter defined);

WHEREAS, SA is a global healthcare company, which offers a range of essential healthcare assets, including a broad-based product portfolio and a presence worldwide;

WHEREAS, SA desires to license from Thera and Thera desires to license to SA the rights to Commercialize the Product in the Territory, all subject to and in accordance with the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1	“Acquired Competing Product” has the meaning set forth in Article 12.2.

1.2	“Acquiring Party” has the meaning set forth in Article 12.2.

1.3	“Action” has the meaning set forth in Article 10.5.2.

1.4

“Adverse Event” means any untoward medical occurrence in a patient or clinical investigation subject who has been administered a pharmaceutical product whether or not having a causal relationship with this treatment. An Adverse Event can be any unfavourable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal (investigational) product, whether or not related to the medicinal (investigational) product.

1.5

“Affiliate” means any Person which, at the time in question, directly or indirectly, by itself or through one or more intermediaries, controls, is controlled by, or is under common control with, a Party. For the purposes of this definition the term “control” (including with correlative meanings, “controlled by,” “controlling” and “under common control with”) means (i) to possess the power to direct, directly or indirectly, or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance or (ii) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other ownership interest of such Person.

1.6	“Agreement” has the meaning set forth in the preamble of this Agreement.

1.7	“Bankruptcy Event” has the meaning set forth in Article 15.5.

1.8	“Binding Period” has the meaning set forth in Article 7.4.2.

1.9	“Business Day” means a day other than a Saturday, Sunday, or bank or other public holiday in Montreal, Canada, or in Paris, France.

1.10	“Calendar Quarter” means each three (3) month period beginning on the 1st of January, the 1st of April, the 1st of July or the 1st of October.

1.11	“Calendar Year” means each twelve (12) month period beginning on the 1st of January and ending on the 31st of December of the same year.

1.12

“cGMP” means the current Good Manufacturing Practices regulations promulgated by the Regulatory Authority of a Country and in effect as of the time of manufacture of the Product, as amended from time to time.

1.13	“Change of Control” means:

(a)

the acquisition by any Person or group of Persons of beneficial ownership of any capital stock of a Party or any direct or indirect parent company of a Party if, after such acquisition, such Person or group of Persons would be the beneficial owner, directly or indirectly , of more than fifty percent (50%) of the outstanding voting securities or other ownership interest of a Party or, regardless of the ownership percentage beneficially-owned, possess the power to direct, directly or indirectly, or cause the direction of, the management or policies of a Party;

(b)

the consummation by a Party or any direct or indirect parent company of a Party of a consolidation, amalgamation, merger, reorganization or arrangement with any Person or group, if the Persons who were not shareholders of such Party or such direct or indirect parent company of such Party, immediately prior to such consolidation, amalgamation, merger, reorganization or arrangement, own, immediately after such consolidation, amalgamation, merger, reorganization or arrangement, more than fifty percent (50%) of the outstanding voting securities or other ownership interest (i) of the continuing or surviving entity; or (ii) any direct or indirect parent company of such continuing or surviving entity; or

(c)

the sale, assignment, spin-off, divestiture or other transfer by a Party or any of its Affiliates to any Person other than to an Affiliate of all or substantially all of the assets or business of a Party or any of its Affiliates involved in performing any of the obligations of such Party under this Agreement.

1.14

“Commercialization” or “Commercialize” means any and all activities directed to the commercial exploitation of the Product in a Country in accordance with applicable Laws before and after Marketing Authorisation has been obtained in such Country, including advertising, marketing, pricing negotiation, pricing reimbursement, marketing access, promoting, consumer and physician education, managed market activities, market and consumer research, customer services, Detailing, distributing, offering for sale and selling the Product, and importing the Product for sale in a Country. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.15	“Commercialization Plan” has the meaning set forth in Article 6.2.

1.16	“Commercial Presentation” means the Product presentation supplied by Thera to SA in the form described in Schedule 1.16.

1.17	“Commercially Reasonable Efforts” means: (a) with respect to the efforts to be expended by a Party with respect to any objective that is not hereinafter described, such reasonable, diligent and good faith efforts and resources, consistent with applicable Laws, as such Party would normally use to accomplish a similar objective under similar circumstances; (b) with respect to the objective related to the Marketing Authorisation of any New Presentation and the Product by SA, the application by SA, consistent with the exercise of its prudent scientific judgment, of diligent efforts and resources to fulfil the obligation in issue, consistent with the level of efforts SA would normally devote to its own branded product at a similar stage in its product life as such New Presentation or Product, taking into account scientific, regulatory factors, and the safety and efficacy of such New Presentation or the Product, all based on conditions prevailing at the time such efforts are due; and (c) with respect to the objective related to the Commercialization of a New Presentation or Product, the application by SA, consistent with the exercise of its business judgement, of diligent efforts and resources to fulfil the obligation in issue, consistent with the level of efforts SA would normally devote to its own branded product at a similar stage in its product life as such New Presentation or Product, taking into account competitive market conditions in the therapeutic area, all based on conditions prevailing at the time such efforts are due.

1.18	“Commercial Sale” means any sale of the Product by SA to any Third Party customer.

1.19	“Competing Product” means any product for the treatment of HIV-Associated Lipodystrophy, other than the Product.

1.20	“Compound” means tesamorelin as defined in the International Non-proprietary Names for Pharmaceutical Substances (INN), including the molecular formula as set forth in Schedule 1.20.

1.21

“Confidential Information” means any and all commercial, scientific, financial, technical and non-technical information, written and oral, regardless of media or format, which is not published or otherwise in the public domain, relating to a Party’s or any of its Affiliates’ business, operations, assets and products. For the avoidance of doubt, “Confidential Information” shall not include information that: (a) is or becomes generally available to the public other than as a result of a disclosure by the Party receiving such information or its Affiliates, directors, officers, employees, agents, distributors and advisors, in violation of this Agreement; or (b) was in possession of the Party receiving such information or its Affiliates prior to September 14, 2009 or becomes available to the Party receiving such information or its Affiliates thereafter, provided that at the time of receipt the source of such information is not, to the reasonable knowledge of the Party receiving such information or its Affiliates, bound by an agreement or other contractual, legal or fiduciary obligation of confidentiality to the Party disclosing such information with respect to such information; or (c) was or is independently developed by the Party receiving such information or its Affiliates without use of and independently of the Confidential Information. For the purposes of this definition, the reference to “Affiliate” shall include SANOFI-AVENTIS (as hereinafter defined).

1.22

“Controlled” or “Control” means, with respect to Patent Rights, Marks, Know-How or Materials, that Thera owns in whole or in part or has a license or sublicense to such Patent Rights, Marks, Know-How or Materials (or in the case of Materials, has the right to physical possession of such Materials).

1.23

“Country” means a country listed in Schedule 1.24 (subject to termination or expiry of this Agreement in respect of a particular Country (“Terminated Country”), in which case such Terminated Country shall be removed from the Territory and shall cease to be a “Country”) and “Countries” means two or more of them.

1.24

“Cover”, “Covering” or “Covered” means, with respect to the Product, that the using, making, having made, selling, offering for sale or importing of the Product would, but for ownership of, or the rights and sublicense granted under this Agreement to, the relevant Patent Rights, infringe a Valid Claim of the relevant Patent Rights in the country in which the activity occurs.

1.25	“Current Presentation” means the dosage and formulation of the Product as set forth in Schedule 1.26.

1.26

“Detail” or “Detailing” means, with respect to the Product, the activity undertaken by a Sales Representative during a face-to-face meeting (including a live video presentation) with: (a) a medical professional with authority to prescribe or issue hospital medical clinic orders for a pharmaceutical product; or (b) such other groups as may be mutually agreed by the Parties in writing, in which one or more of the Product’s benefits or attributes are orally presented by the Sales Representative in a manner consistent with the requirements of this Agreement and applicable Laws. When used as a verb, “Detail” means to engage in the activities set forth in this Article 1.26.

1.27	“Effective Date” has the meaning set forth in the Preamble of this Agreement.

1.28	“Executive Officers” has the meaning set forth in Article 16.2.

1.29	“First Commercial Sale” means, with respect to the Product in a Country, the first Commercial Sale of the Product in such Country by SA, its agents and/or its distributors.

1.30	“Forecast” has the meaning set forth in Article 7.4.2.

1.31	“Global Brand Book” means those guidelines set out in Schedule 1.34 pertaining to the use of any Mark by SA in connection with the Commercialization of the Product in the Territory, as amended from time to time by Thera, upon the prior written approval of SA if such amendment relates to the Territory.

1.32	“HIV” means human immunodeficiency virus, a retrovirus of the genus Lentivirus that causes AIDS (acquired immunodeficiency syndrome).

1.33

“HIV-Associated Lipodystrophy” means the conditions associated with HIV characterized by body composition changes that include excess visceral fat accumulation and/or loss of subcutaneous fat in the limbs and face.

1.34	“Initial Transfer Price” has the meaning set forth in Article 7.2.1.

1.35

“Inserts” means any written or printed document supplied with the Commercial Presentation of the Product containing information on the Product, the use thereof or any other information prescribed by Laws or voluntarily disclosed by SA.

1.36	“Joint Commercial Committee” or “JCC” has the meaning set forth in Article 6.3.

1.37

“Know-How” means any scientific or technical knowledge, information and expertise to make or do something in any tangible or intangible form whatsoever including trade secrets, databases, practices, protocols, Regulatory Filings, methods, processes, techniques, specifications, formulations, formulae, data and results (including pharmacological, biological, chemical, toxicological and clinical information, analytical, quality control, and stability data, studies and procedures), whether or not patentable, all to the extent not covered by a Patent Right.

1.38	“Law” or “Laws” means all applicable laws, statutes, rules, regulations, ordinances, guidelines and other pronouncements having the binding effect of law in the Territory.

1.39	“Licensed Technology” means the Thera Patents, the Thera Know- How and the Thera Materials.

1.40

“Long-Term Observational Study” means a collection of data maintained by a Person holding the Marketing Authorisation of a drug product containing data generated from an observational case series study on a list of patients presenting with the same characteristics of a disease or the same exposure to a drug product. Long-Term Observational Studies are also sometimes referred to in the pharmaceutical industry as “safety registries”.

1.41	“Losses” has the meaning set forth in Article 14.1.

1.42	“MAA” or “Marketing Authorisation Application” means an application to obtain a Marketing Authorisation from a Regulatory Authority in a Country.

1.43

“Marketing Authorisation” means the approval issued by the Regulatory Authority of a Country to Commercialize the Product in the said Country as such Marketing Authorisation may be amended from time to time.

1.44

“Marks” means the Trademarks, together with all service marks, trade names, trade dress, logos, brand names and other indicia of origin, including all rights with respect thereto, and all applications for registration and registrations of any such Marks and renewals for any of the foregoing, and all goodwill associated therewith.

1.45	“Materials” means all tangible chemical, biological and physical materials.

1.46	“Minimum Sales Requirements” has the meaning set forth in Article 7.11.

1.47	“Net Selling Price” means, on a Country-by-Country basis, the gross Product price invoiced by SA to a Third Party customer, less the followings:

(i)	SA’s freight, transportation, shipping and insurance costs relating to the such freight, transportation and shipping of the Product;

(ii)	sales, excise, or taxes (excluding income taxes) imposed on SA with respect to the sale of the Product;

(iii)	any mandatory or industry standard discounts, contributions or rebates to the competent Regulatory Authorities and/or social security systems pursuant to the regulations and/or agreements in force;

(iv)	rebates, cash and trade discounts and allowances;

(v)

replacement costs or credits allowed for return of a Product and reimbursement for damaged, rejected or recalls of a Product, but only up to [REDACTED: Percentage] of the gross Commercial Sales generated by the Product on a Country-by- Country basis.

1.48

“New Indication” means any indication, other than HIV-Associated Lipodystrophy, for a pharmaceutical product containing the Compound for the treatment, diagnosis, prevention or prophylaxis of any disease or condition in humans, as may be developed or co-developed by Thera or any of its Affiliates or licensees during or prior to the Term. In order for an indication to qualify as a “New Indication”, all of the phase 2 clinical studies for such indication must have been completed and the protocol to begin the phase 3 clinical study(ies) for such indication must have been approved by a Regulatory Authority.

1.49	“New Presentation” means any other dosage or formulation or other means of administering the Product, other than the Current Presentation.

1.50	“Non-Binding Forecast” has the meaning set forth in Article 7.4.1.

1.51	“Party” means Thera or SA, individually, and “Parties” means Thera and SA, collectively.

1.52

“Patent Rights” means any: (a) unexpired issued or granted patent or registration in a Country covering one or more inventions, including any correction, supplemental protection certificate, registration, confirmation, reissue, re-examination, extension or renewal thereof; and (b) pending patent application, including any continuation, divisional, continuation-in-part, substitute or provisional application thereof filed in a Country.

1.53

“Person” means a natural person, corporation, firm, business, trust, joint venture, association, organization, company, partnership or other business entity, or any government or agency or subdivision thereof.

1.54	“Pharmacovigilance Agreement” has the meaning set forth in Article 8.2.

1.55

“Phase IV Trial” means any research study or data collection effort for a pharmaceutical or biotechnology product that is initiated after receipt of Marketing Authorisation for such product to delineate additional information, including such product’s risks, benefits and optimal use. Phase IV Trials do not include Long-Term Observational Studies.

1.56

“Primary Detail” means a Detail during which the Product is the first or only product Detailed. Where the Product is the first of many products to be Detailed, “Primary Detail” means that the Product will have primary time allocation for its Detailing by Sales Representatives.

1.57	“Product” means a pharmaceutical formulation comprising the Compound for the treatment of HIV-Associated Lipodystrophy, manufactured by Thera, its Affiliates, licensees or Third Parties under the Licensed Technology, in finished form, packaged with all required Product Labels, patient leaflet, prescribing information and bearing a Trademark. For the avoidance of doubt, the Product shall not include water for injection, needles and syringes. For the purposes of the Agreement, unless otherwise provided, all references to the term “Product” shall be deemed to include the Current Presentation and New Presentation.

1.58

“Product Labels” means all labels and other written, printed or graphic matter affixed to any container, packaging or wrapper utilized in connection with the Product, in accordance with the Product Specifications and the requirements of SA.

1.59	“Product Specifications” means the specifications of the Product set out in Schedule 1.60

1.60

“Promotional Materials” means all written, printed, electronic and graphic materials (other than Product Labels and Inserts) provided by SA in accordance with this Agreement for use by Sales Representatives.

1.61	“Purchase Order” has the meaning set forth in Article 7.6.1.

1.62

“Regulated Sales Price” means the price of a Product that the Regulatory Authority of a Country approves and publishes for the purposes of reimbursing the cost of such Product to an end user or a Third Party payer.

1.63

“Regulatory Activities” means, with respect to the Product: (a) the preparation, review and filing of any and all Regulatory Filings; (b) maintaining contact and communication with the Regulatory Authorities; and (c) otherwise complying with all Regulatory Standards and applicable Laws.

1.64

“Regulatory Authority” means, within and outside the Territory, any : (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multinational or supranational organization or body; or (e) individual, entity, or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority.

1.65

“Regulatory Filings” means any applications, correspondence, communications, data, documents, regardless of format or media, filed with or submitted to a Regulatory Authority for the purposes of obtaining and maintaining Marketing Authorisation.

1.66	“Regulatory Standards” means any standards issued by the Regulatory Authorities in relation with the manufacturing or Commercialisation of the Product.

1.67	“Requesting Party” has the meaning set forth in Article 9.3.1.

1.68	“ROFR” has the meaning set forth in Article 3.1.

1.69	“Rolling Forecast” has the meaning set forth in Article 7.4.2.

1.70

“SA” means SANOFI WINTHROP INDUSTRIE and its Affiliates. Notwithstanding the foregoing, for the purposes of this Agreement, such Affiliates shall not include SANOFI-AVENTIS, a company registered in the register of companies of Paris, France, under number 395 030 844 (herein referred to as “SANOFI-AVENTIS”), unless herein otherwise provided.

1.71	“SA Indemnitees” has the meaning set forth in Article 14.2.

1.72	“Sales Force” means all of the Sales Representatives and their direct supervisors and direct managers, in each case, who are employed by SA, or are under contract with SA.

1.73

“Sales Representative” means: (i) a sales representative employed by SA; or (ii) any Third Party under contract with SA (including SA’s agents or distributors) in a Country whose task and responsibilities include the Detailing of the Product. For the avoidance of doubt, “Sales Representative” shall not include any medical scientific personnel.

1.74	“Secondary Detail” means a Detail during which the Product is the second product Detailed.

1.75

“Serious Adverse Event” means an Adverse Event that, at any dose: (i) results in death, (ii) is life-threatening, (iii) requires inpatient hospitalization or prolongation of hospitalization, (iv) results in persistent or significant disability/incapacity, or (v) is a congenital anomaly/birth defect.

1.76	“Term” has the meaning set forth in Article 15.1.

1.77	“Termination Date” has the meaning set forth in Article 15.1.

1.78

“Territory” means the Countries, collectively. Any reference in this Agreement to “Territory” shall not include any country which is no longer a Country due to the termination or expiry of this Agreement in respect of such country.

1.79	“Thera” means THERATECHNOLOGIES ME INC.

1.80	“Thera Indemnitees” has the meaning set forth in Article 14.1.

1.81

“Thera Know-How” means all Know-How Controlled by Thera as of the Effective Date and/or thereafter during the Term, in each case, related to the Product. “Thera Know-How” will include any Know- How Controlled by Thera related to any New Indication if and when SA exercises the ROFR in accordance with the provision of Article 3.2.

1.82

“Thera Materials” means Materials Controlled by Thera as of the Effective Date and/or thereafter during the Term, in each case, related to the Product. “Thera Materials” will include any Materials Controlled by Thera related to any New Indication if and when SA exercises the ROFR in accordance with the provision of Article 3.2.

1.83

“Thera Patents” means all present and future Patent Rights, including but not limited to the Patent Rights set forth in Schedule 1.86 hereto, Controlled by Thera as of the Effective Date and/or thereafter during the Term, in each case, related to the Product. “Thera Patents” shall include all Patent Rights related to any New Indication if and when SA exercises the ROFR in accordance with the provision of Article 3.2.

1.84	“Third Party” means any Person other than Thera and SA.

1.85	“Third Party Action” has the meaning set forth in Article 10.6.1.

1.86

“Trademark” means [REDACTED: Name]: (a) for use in connection with the Product (and, subject to Article 3, the New Indication) and under which the Product will be Commercialized in the Territory or any other Trademark designated by Thera and mutually agreed by the Parties pursuant to Article 2.4.2; and (b) the Theratechnologies name and logo designated by Thera pursuant to Article 2.4.2.

1.87	“Transfer Price” has the meaning set forth in Article 7.2.1.

1.88	“USD” means American dollar.

1.89

“Valid Claim” means: (a) a claim of a pending patent application within the Thera Patents; and (b) a claim of an issued and unexpired Patent Right within the Thera Patents, in each case which has not lapsed or been revoked, abandoned or held unenforceable or invalid by a final decision of a court or governmental or supra-governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

ARTICLE 2

LICENSE AND TECHNOLOGY TRANSFER

2.1

Grant of License by Thera to SA. Subject to the terms and conditions of this Agreement, Thera hereby grants to SA a royalty-free exclusive license (even as to Thera) under the Licensed Technology to Commercialize the Product in the Territory.

2.2

Grant of Sublicenses or Sub-distribution Rights by SA. SA shall have the right to enter into sublicense agreements or sub-distribution agreements for the sole purpose of Commercializing the Product in a Country: (i) with any of its Affiliates; or (ii) with a Third Party residing in a Country. The provisions of any sublicense or sub-distribution agreement shall not contain provisions which are less stringent than those contained herein or provide more rights than the rights granted hereunder. Notwithstanding the right of SA to enter into any sublicense or sub-distribution agreement, SA shall not be relieved from its obligations hereunder and shall remain solely liable and responsible for all acts or omissions of the sublicensees or the sub-distributors as if they were acts or omissions of SA under this Agreement. Subject to SA’s confidentiality obligations towards Third Party contractors and upon [REDACTED: Term] notice given by Thera to SA, redacted versions of all executed sublicense and sub-distribution agreements shall be made available to Thera for audit purposes in an electronic dataroom.

2.3

Technology Transfer. Within a reasonable period of time (not to exceed [REDACTED: Term] after the Effective Date, Thera will provide SA with: (i) one copy of all the electronic documentation in CTD format filed with the Food and Drug Administration of the United States of America for the Product, except with respect to the documentation listed in Schedule 2.3, (ii) all the documentation exchanged with Regulatory Authorities in each of the Countries, and (iii) if requested by the Regulatory Authorities of a Country, samples of the Product, the Product in semi-finished form and/or the Compound or excipients . The subsections (i), (ii) and (iii) of this Article 2.3 shall be altogether referred to as the “Transferred Technology”. The documentation exchanged with Regulatory Authorities in each of the Countries, if any, will not be provided to SA in CTD format and SA shall be responsible to convert such documentation in such format or any other format at the sole cost and expense of SA. Further, SA shall be solely responsible for the translating or having translated any of the documentation transferred to SA correctly. SA shall bear all responsibility for the accuracy of the translation and all of the costs and expenses of translating any document provided by Thera under this Article 2.3 for the purpose of making Regulatory Filings with Regulatory Authorities. Thera, or a

Third Party designated by Thera and acting on behalf of Thera, shall make certain of its employees who are knowledgeable about the Product and the Licensed Technology reasonably available to SA for scientific and technical explanations, advice and related on-site support, if and to the extent reasonably requested by SA, supporting the filing of a MAA in connection with SA’s exercise of its rights and obligations under this Agreement. All such Licensed Technology provided to SA and all information and materials (in whatever form or medium), including the electronic documentation in CTD format filed with the Food and Drug Administration of the United States of America for the Product, transferred, disclosed by or on behalf of Thera hereunder shall be and remain Thera’s Confidential Information, subject to the terms and conditions of Article 11.

2.4	Marks.

2.4.1

Ownership. SA hereby acknowledges and agrees that, subject to the rights herein granted to SA, Thera Controls all the Marks used on or in connection with the Product in the Territory and that all goodwill arising from the use of such Marks in the Territory shall vest in and inure to the sole benefit of Thera.

2.4.2

Designation of Trademark. If the Trademark used in connection with the Commercialization of the Product in the Territory is not [REDACTED: Name], Thera shall designate a proposed trademark and the Parties shall mutually agree to such designated trademark for the said Commercialization of the Product in the Territory.

2.4.3

Grant of Marks License. Thera hereby grants to SA, and SA hereby accepts, an exclusive license (even as to Thera) on a Country-by-Country basis to use the Marks to Commercialize the Product in the Territory, including the use of the Trademark on a Product Website. The Parties agree that they shall be deemed not to have violated the rights respectively granted and retained hereunder to the extent that commercialization activities conducted by or on behalf of a Party via the Internet or other global electronic means targeted to Persons within the Territory may reach Persons located outside the Territory.

2.4.4

Global Brand Book. SA shall comply with the Global Brand Book and shall ensure that any and all use of the Marks, including in any Promotional Materials, Product Labels, Inserts or a Product Website, in whatever form or medium, shall be in accordance with the Global Brand Book.

2.4.5	Certain Obligations of SA

(a)

SA shall not use any mark other than the Marks, to identify the Product in connection with the Commercialization of the Product in the Territory. SA shall not, without Thera’s prior written consent, directly or indirectly, make any use of any mark (including any trademark) which is confusingly similar to a Mark, as part of a corporate or trade name or in connection with any product or service, other than as permitted under this Agreement with respect to the Marks in connection with the Product for which it was designated hereunder by the Parties pursuant to Article 2.4.2.

(b)

Within [REDACTED: Term] from the Effective Date, Thera shall have, at its cost and expense, filed an application to obtain the registration of the Trademark for use in connection with the Product in the Territory. SA shall be responsible at its own cost to maintain the registration of the Trademark in each Country during the Term. In connection with the maintenance of the Trademark, SA shall provide Thera with a copy of all correspondence exchanged with Regulatory Authorities and shall consult with Thera on any material issues relating to registration prior to acting on same. SA shall not, directly or indirectly: (i) challenge the ownership, use, registration (or registerability), validity or enforceability of the Trademark (including through any opposition or cancellation proceeding); or (ii) after designation by the Parties of a Trademark for use in the Commercialization of the Product pursuant to Article 2.4.2, use or seek to file or register or acquire any Mark which is the same as, or confusingly similar to, such Trademark.

(c)

SA shall take such actions and provide such assistance as Thera may reasonably request from time to time, in connection with Thera filing, prosecuting or otherwise in connection with seeking any registration for any Trademark for the Product in the Territory, and as may be reasonably necessary for Thera to renew, protect or enforce, any such Trademark or any pending application for registration or any registration therefor (including the filing of any applications for registration of any Trademark for use in connection with the Product in the Territory).

2.4.6

Quality Control. If and as may be reasonably requested by Thera to maintain and exercise quality control over the use of any Trademarks (including to ensure compliance with the Global Brand Book) and to protect the goodwill associated therewith, SA shall provide representative specimens to Thera of the Promotional Materials in a Country and representative specimens of any Promotional Material that includes the Mark. If, after reviewing such representative specimens, Thera has a reasonable concern regarding the quality of the Promotional Materials, Thera will notify SA in writing within

[REDACTED: Term] from receipt of the above mentioned representatives specimens and SA shall take the appropriate steps to apply corrective measures. The Commercial Sale of the Product shall be suspended until the measures have been addressed and corrected at the satisfaction of the Parties.

2.4.7

Inclusion of Name on Product Labels and Inserts. Subject to restrictions contained in the applicable Laws of each Country, all Product Labels, Inserts and packaging of a Product shall: (a) display the name of (i) Thera as licensor of the applicable Thera Patents; (ii) the applicable manufacturer, if required under applicable Law; and (iii) the Product and Trademark thereof; and (b) provide that, the applicable Thera Patents and Trademark are under license to SA by Thera in a form and manner approved by Thera.

2.4.8

No Survival of Marks License. The license to the Marks granted pursuant to Article 2.4.3 shall automatically terminate upon termination of this Agreement pursuant to Article 15 or on a Country-by-Country basis if SA loses the exclusive right to Commercialize the Product in a Country pursuant to said Article 15 and, thereafter, SA shall have no right to use any Mark.

2.5	Domain Name and Product Websites

2.5.1

Product Websites. SA shall have no obligation to maintain a website created specifically for the Product for use in a Country during the Term (hereinafter the “Product Website”). Under all circumstances where SA maintains a general website containing information relating to the Product or a Product Website, such website shall include a hyperlink to redirect all traffic from any non-Territory user to the website maintained by Thera. All websites maintained by SA shall be updated, in a reasonably timely manner, so that such websites are consistent with the information related to the Product for each of the Countries and such websites shall be operated and maintained in accordance with all applicable Laws of the Territory.

2.5.2

Domain Name. In the event SA desires to maintain a Product Website in a Country, the Parties shall mutually agree on a domain name (hereinafter the “Domain Name”) to be registered and used for the operation of such Product Website. Thera shall be the owner of the Domain Name and all goodwill arising from the use of such Domain Name shall vest in and inure to the sole benefit of Thera. Thera hereby agrees to grant to SA an exclusive license subject to the same terms and conditions as those contained herein to use the Domain Name applicable to the Product Website in connection with the Commercialization of the Product in the Territory. Thera shall, at its cost and expense, file an application to obtain registration of the Domain Name for use in connection with the Product Website in a

Country and SA shall be responsible at its own cost to maintain the registration of the Domain Name during the Term.

2.6

Retained Rights. Thera hereby retains any and all rights which are not expressly granted to SA under this Agreement. For the avoidance of doubt, Thera hereby retains, on behalf of itself and its Affiliates, except as expressly set forth herein: (i) all rights with respect to the Product outside of the Territory; (ii) except as expressly set forth herein, all rights with respect to the Product in the Territory; and (iii) the right to perform development activities, make and have made the Product in each of the Countries, where each of the retained rights set forth in the foregoing subsections (i), (ii) and (iii) can be exercised (A) if and as determined by Thera in its sole discretion, and (B) if so determined, by Thera, either itself or with or through any Affiliates or Third Party either themselves or with or through any Third Party.

ARTICLE 3

RIGHT OF FIRST REFUSAL

3.1

Grant of Right. Subject to Article 3.2, Thera hereby grants to SA a right of first refusal (the “ROFR”) to enter into an exclusive license agreement with Thera for the Commercialization in the Territory of any New Indication during the Term.

3.2

Terms of ROFR. Within [REDACTED: Term] after receipt of a written notice from Thera offering SA the right to exercise the ROFR with respect to a New Indication, SA may provide Thera with a written notice (i) confirming its exercise of the ROFR or (ii) declining its exercise of the ROFR. If SA does not respond to Thera within that [REDACTED: Term] period, the ROFR granted hereunder will expire in connection with such New Indication. For the avoidance of doubt, the failure by SA to respond to THERA within [REDACTED: Term] period described above shall forever release Thera from its obligations to present any offer received from a Third Party that Thera wishes to accept relating to the Commercialization in the Territory of the New Indication presented to SA under this Article 3, provided that the Commercialization of the New Indication through THERA, its Affiliates or a Third Party in the Territory shall be made in accordance with the commercialization conditions hereinafter described in the subsections (i), (ii) and (iii) of this Article 3.2 (the “Commercialization Conditions”). If SA confirms in writing its exercise of the ROFR within that [REDACTED: Term] period: (i) SA shall then have the right to Commercialize the New Indication under the same terms and conditions as those contained herein or under terms and conditions to be mutually agreed, in good faith, by the Parties, provided that if the Parties do not mutually agree on such new terms and conditions, the terms and conditions of this Agreement shall apply to the Commercialization of the New Indication by SA; and (ii) the Parties agree to execute all the documents necessary to give effect to the Commercialization of such New Indication. If SA declines to exercise its ROFR after receipt by Thera of a written notice within the aforementioned period, Thera shall have the right to Commercialize such New Indication, itself or through its Affiliates, in the Territory, provided that Thera shall comply with the following Commercialization Conditions: (i) track and record any sales and proceeds related to such New Indication separately and apart from the Product in the Territory; (ii) sell and promote the New Indication under a brand name, mark, trade dress and packaging that are separate and distinct from, and not confusingly similar to, any Mark, brand name, trade dress or packaging of the Product; and (iii) implement procedures to ensure that commercial decisions relating to any New Indication are made independently of, and without coordination with, SA. If SA has declined to exercise its ROFR by written notice within the aforementioned [REDACTED: Term] period, and Thera wishes to Commercialize the New Indication in the Territory through a Third Party within [REDACTED: Term] after Thera’s receipt of SA’s written notice declining to exercise its ROFR, and Thera receives a good faith offer from a Third Party that it wishes to accept for the Commercialization of such New Indication in the Territory and such good-faith offer contains a provision resulting in the transfer price of the New Indication being lower than the transfer price proposed by Thera to SA for the New Indication, then Thera shall offer SA the right to Commercialize the New Indication upon the same terms and conditions as those contained in this Agreement, except with respect to the transfer price which shall be equal to the transfer price proposed, in good-faith, by the Third Party. SA shall then have [REDACTED: Term] from the receipt of such new offer from Thera to accept to Commercialize the New Indication under those terms. If SA declines in writing to exercise its right or does not respond to Thera within that [REDACTED: Term] period, Thera shall be forever free to Commercialize such New Indication, itself, through an Affiliate or any Third Party, and the ROFR hereunder shall no longer be exercisable with respect to such New Indication. The Commercialization of the New Indication through a Third Party in the Territory shall then be made in accordance with the Commercialization Conditions described here-above.

ARTICLE 4

REGULATORY MATTERS

4.1	Regulatory Activities

4.1.1

Regulatory Activities. SA shall use Commercially Reasonable Efforts to obtain Marketing Authorisation in each Country in accordance with the timelines described in Schedule 4.1.1, as such timelines may be amended from time to time by the Regulatory Authorities. In this respect, Thera shall provide SA with all the Transferred Technology in accordance with the terms of Article 2.3 in order to obtain the Marketing Authorisation for the Product. Within [REDACTED: Term] after receipt of the Transferred Technology, on a Country-by-Country basis, SA shall file an MAA in each of the Countries. SA shall be responsible for all Regulatory Activities related to the Product in the Territory. SA shall consult with and provide Thera with an opportunity to review and comment on any proposed material for Regulatory Filings with respect to the Product reasonably in advance of its submission and to participate in any communication with any Regulatory Authority according to Article 4.4. SA shall provide Thera with a written report in the manner provided for under Article 17.10, unless otherwise agreed by the Parties, of its Regulatory Activities on a regular basis until Marketing Authorisation of the Product is obtained on a Country-by-Country basis. Upon the approval of any variation to the regulatory filings of the Product by the Food and Drug Administration of the United States of America as a result of changes requested by Thera or any of its Affiliates, Thera shall provide SA with all the documentation filed with the Food and Drug Administration of the United States of America, which shall be requested by the Regulatory Authority to carry-out the Regulatory Filing obligations of SA relating to obtaining or maintaining a Marketing Authorisation in a Country. If such a variation results from changes solely requested by a licensee of Thera outside the Territory, Thera shall make Commercially Reasonable Efforts to provide SA with all the documentation filed with the Food and Drug Administration of the United States of America, which shall be requested by the Regulatory Authority to carry-out the Regulatory Filing obligations of SA relating to obtaining or maintaining a Marketing Authorisation in a Country.

4.1.2

Costs of Regulatory Activities. Upon the Effective Date and during the Term, subject to Thera’s compliance with the provisions of Article 2.3, SA shall be responsible for all costs and expenses of all Regulatory Activities in each Country with respect to the Product.

4.2

Holder of Marketing Authorisations. SA shall be the holder of the Marketing Authorisation of the Product in each Country. As holder of the Marketing Authorisation in each Country, SA shall hold and maintain such Marketing Authorisation in each Country, at its sole cost and expense, and shall be solely liable and responsible for performing all obligations with respect thereto and for compliance with all Laws in connection therewith, subject to Thera’s compliance with the provisions of Article 2.3. Notwithstanding the foregoing, if, pursuant to the Laws of a Country, SA is not allowed to be the holder of the Marketing Authorization, SA’s distributor or agent in the Country shall be the holder of such Marketing Authorization.

4.3

Right to Cross-Reference. Subject to obligations of confidentiality in Article 11, each Party may consult with the other Party and each Party shall share its expertise and Know-How relating to or useful for Regulatory Filings to facilitate the preparation of any Regulatory Filings related to the Product. As holder of the Marketing Authorisation under license from Thera, SA hereby grants to Thera the right to access, cross-reference or use any portion of the Regulatory Filings or Marketing Authorisation of the Product. SA shall provide Thera, if requested by Thera and within a reasonable period of time as of such request, with all documentation relating to any variation to the Regulatory Filings approved by the Regulatory Authorities.

4.4

Communications with Regulatory Authorities. Except as may otherwise be set forth in this Agreement, SA shall be responsible for and act as the sole point of contact for communications with the Regulatory Authorities of each Country in connection with all Regulatory Activities; except to the extent Thera or any Affiliate thereof is required under applicable Law to make any such communications. SA shall keep Thera fully informed of its contacts and communications (including written and material oral communications) with the Regulatory Authorities of each Country through the JCC. Upon the reasonable written request of Thera or as required by applicable Law, SA shall promptly provide copies to Thera of all such contacts and communications (or, if applicable, minutes of any such oral communication). SA shall be solely responsible for preparing and making all reports, submissions and responses to Regulatory Authorities concerning the Product, including price reporting with respect to any of the foregoing required by applicable Law, each in conformance with applicable Law. SA shall immediately inform Thera in the event that SA receives any notice from a Regulatory Authority relating to any finding of deficiency, finding of non-compliance, investigation, penalty for corrective or remedial action or of any other compliance or enforcement action related to the Product. Notwithstanding anything contained herein to the contrary, to the extent permitted by applicable Laws, in the event that SA receives any demand, request or material communication from any Regulatory Authority regarding the manufacture of the Product, SA shall: (i), within a reasonable period of time, fully consult with Thera; (ii) within a reasonable period of time, supply Thera with all the information and documents received from the Regulatory Authorities; (iii) obtain the prior written consent of Thera for the submission to the Regulatory Authorities of information and documents in relation to manufacture of the Product; (iv) obtain the prior written consent of Thera, which shall not be unreasonably withheld, prior to the making of such agreement or concession or acceding to any such demand; and (v) to the extent possible under applicable Law and the requirements of the Regulatory Authorities and upon request from Thera, within a reasonable period of time, use Commercially Reasonable Efforts to procure that Thera may participate in person and directly in any such dealings with the Regulatory Authorities (including without limitation meetings and telephone calls) to the extent they relate to manufacture. For the sake of clarity, it is hereby understood that, should Thera agree to such demand of the Regulatory Authorities, Thera undertakes to comply thereafter with said requested changes whilst manufacturing the Product.

ARTICLE 5

DEVELOPMENT ACTIVITIES

5.1

Development. SA shall not have the right to conduct any research and development activities related to the Product, except with respect to: (i) Phase IV Trials required by the Regulatory Authority of a Country after Thera has approved the protocol related to such Phase IV Trial and (ii) the maintenance of any Long-Term Observational Studies required by the Regulatory Authority of a Country. Phase IV Trials, if any, shall be conducted in the Territory only and both Phase IV Trials and Long-Term Observational Studies shall be at the sole cost and expense of SA. Thera shall have [REDACTED: Term] from the receipt of the written Phase IV Trial protocol to approve, disapprove or require amendments to the protocol.

5.2

Ownership of Data. In the event SA is required: (i) to conduct Phase IV Trials and Thera agrees to such Phase IV Trials pursuant to Article 5.1; and/or (ii) to maintain Long-Term Observational Studies in connection with the Product, all data obtained and/or gathered in connection with the conduct of such Phase IV Trials and/or maintenance of such Long-Term Observational Studies shall be owned by SA, but SA, subject to the provisions of Article 15.7.2.1. (ii), hereby grants a worldwide, perpetual, royalty-free, exclusive licence, with the right to sublicense, to Thera and any of its Affiliates to use such data.

ARTICLE 6

COMMERCIALIZATION

6.1

General Obligations. SA shall use Commercially Reasonable Efforts to Commercialize the Product in each Country. Thera acknowledges that SA shall, at its own discretion, on a Country-by-Country basis, Commercialize the Product under its [REDACTED: Description of presentation] Current Presentation or under its [REDACTED: Description of presentation] Current Presentation; it being understood that if the Regulatory Authority of a Country does not grant a Marketing Authorisation or does not approve the reimbursement of the Regulated Sales Price of the [REDACTED: Description of presentation] Current Presentation, SA shall use Commercially Reasonable Efforts to Commercialize the [REDACTED: Description of presentation] Current Presentation in the said Country in accordance with the provisions of this Agreement. Without limiting the right of Thera under Article 15.4, SA shall use Commercially Reasonable Efforts to complete the First Commercial Sale, on a Country-by-Country basis, upon [REDACTED: Term] of the Marketing Authorisation and the approval for reimbursement of the Regulated Sales Price by the Regulatory Authorities in accordance with the expected timelines set forth in: (i) Schedule 4.1.1, with respect to the granting of Marketing Authorisations, and (ii) Schedule 6.1, with respect to the approval of the reimbursement of the Regulated Sales Price. It is hereby understood that, on a Country by Country basis, provided the Marketing Authorization was granted by the Regulatory Authority, SA shall use Commercially Reasonable Efforts to Commercialize the Product as of [REDACTED: Term] from the decision of approval of the Regulated Sales Prices by the Regulatory Authority. However, for the avoidance of doubt, SA shall not have any obligation to complete the First Commercial Sale in any Country with respect to which the reimbursement of the Regulated Sales Price will not have been approved in accordance with the timelines set forth in Schedule 6.1.

6.2

Commercialization Plan. During the Term, SA shall keep Thera informed with respect to all major aspects of the Commercialization of the Product. At least [REDACTED: Term] in each Calendar Year and, in any case, no later than the [REDACTED: Term] of each Calendar Year, SA shall provide Thera with a copy, in advance, of its annual marketing plan for the following Calendar Year with respect to the Product (“Commercialization Plan”) for each Country. The Commercialization Plan shall be in the form of the commercialization plan attached as Schedule 6.2 and shall contain, at a minimum, the information described in the attached commercialization plan and non-binding sales forecasts covering [REDACTED: Term]. On or prior to [REDACTED: Term] of each Calendar Year, SA shall be entitled to restate the sales forecasts included in the Commercialization Plan. SA will consider Thera’s comments on the Commercialization Plan with respect to the Product in each Country, but all decisions with respect to the Commercialization of the Product will rest solely with SA. SA shall be solely responsible for all of the Commercialization costs and expenses and all of the promotional and marketing costs and expenses with respect to the Product in each Country.

6.3

Joint Commercialization Committee. Promptly following the Effective Date, Thera and SA agree to establish a joint commercialization committee (the “Joint Commercialization Committee” or “JCC”). The JCC’s role shall be to discuss and review: (i) the Regulatory Activities with respect to the Product including any New Presentation; (ii) the Commercialization Plan, including the Third Parties who may be Commercializing the Product in certain Countries on behalf of SA; (iii) the budget allocated for the Commercialization of the Product in each Country and all Commercial Sales forecasts in connection thereto; (iv) the Promotional Materials; (v) pre-Commercialization activities for the Product in each Country; (vi) matters relating to the manufacture, packaging and/or supply of the Product in each Country; (vii) annual sales forecasts for the Product; and (viii) any other matter relating to the Product, including any New Indication and any New Presentation.

6.3.1

Membership. Each of Thera and SA shall designate [REDACTED: Number] representatives drawn from the ranks of their respective senior management team on the JCC within [REDACTED: Term] after the Effective Date by giving written notice to the other Party. Thera and SA shall notify one another in writing of any change in its representatives to the JCC. An alternate representative designated by Thera or SA in advance of any JCC meeting may serve temporarily in the absence of a permanent representative of the JCC for such Party.

6.3.2

JCC Chairperson. A representative from SA shall be the chairperson of the JCC. The chairperson shall establish the agenda for all JCC meetings after consultation with a representative of Thera and shall send notice of such meetings, including the agenda therefor to all JCC representatives; provided that either Party may request that specific items be included in the agenda and may request that additional meetings be scheduled as needed.

6.3.3

Meetings. The first meeting of the JCC shall occur within [REDACTED: Term] of the Effective Date and, thereafter, shall be held at least [REDACTED: Term] each Calendar Year by videoconference or teleconference. With the consent of the Parties, the JCC meetings may be held in a form other than by videoconference or teleconference. The Party holding any JCC meeting shall appoint one person (who need not be a representative of the JCC) to attend the meeting as the secretary. The secretary shall prepare, within [REDACTED: Term] after each meeting, the minutes reporting in reasonable detail the discussions held or actions taken by the JCC, issues requiring resolution and resolutions of previously reported issues. Such minutes shall be circulated to the representatives of the JCC promptly following the meeting for review, comment and approval. If no comments are received by the secretary from a Party within [REDACTED: Term] of the receipt of the minutes by a Party, they shall be deemed to be approved by such Party.

6.3.4	Decision Making. The JCC shall have no decision-making authority.

6.3.5	Expenses. Each Party shall bear all expenses of its representatives related to their participation in the Joint Commercialization Committee.

6.4

New Presentation. At any time during the Term, Thera shall disclose any New Presentation to SA. SA shall have the obligation to obtain Marketing Authorisation and, where and if applicable, reimbursement of the Regulated Sales Price for such New Presentation. Upon such New Presentation having obtained Marketing Authorisation by SA and, where and if applicable, upon the approval of the reimbursement of the Regulated Sales Price of this New Presentation in a Country, SA shall have the obligation to Commercialize such New Presentation. Thera will continue to supply the Product to SA for sale in such Country under the then existing presentation for a period equivalent to the Binding Period or until the Regulatory Authorities of such Country allow the withdrawal of the then commercialized Current Presentation. SA shall have the right to continue selling the Product in such Country under the Current Presentation until depletion of its inventory. Upon the introduction of any New Presentation, SA acknowledges that Thera will not buy back the Product in its previous presentation. The obligations of SA under this Article 6.4 shall be conditional on any New Presentation not causing a price variation in the Transfer Price.

6.5

Sales Detailing. With respect to the Product, SA shall ensure that the Sales Representatives will Detail the Product in each Country as [REDACTED: Detailing obligations] after its First Commercial Sale and as [REDACTED: Detailing obligations]. SA will maintain a Sales Force for the Product of [REDACTED: Detailing obligations] after the First Commercial Sale of the Product.

6.6

Product Packaging, Product Labels and Inserts. Thera shall be responsible for providing its proposed layout for the packaging and Product Labels for the Product. However, SA shall advise Thera of any requirements of the applicable Laws of a Country regarding the packaging, the Product Labels and the Inserts. Notwithstanding the provision by Thera to SA of the proposed layout for the packaging and Product Labels for the Product, SA shall have the right to require a different layout for the packaging and Product Labels of a Product; provided that; (i) the proposed layout complies with the terms and conditions of this Agreement, including the Global Brand Book and applicable Laws of a Country; (ii) the proposed layout is received within a reasonable period of time to enable Thera to review and approve such proposed layout and proceed with the changes with its suppliers and/or manufacturers; and (iii) SA bears all of the cost and expense related to such changes, provided such changes are not attributable to Thera’s non-compliance with SA’s prior requirements. For the avoidance of doubt, the Initial Transfer Price and the Transfer Price are based on the current layout as provided by the here-attached Global Brand Book (used in other countries) and any substantial change to such layout could result in an Initial Transfer Price or Transfer Price increase. SA shall be responsible for providing Thera with the final artworks in electronic format ready for final printing in accordance with the instructions issued by Thera from time to time and with the Inserts in printed finished form ready for packaging or the electronic file of such Insert ready for final printing. All final artworks and Inserts shall be delivered to Thera or to a Third Party designated by Thera at least [REDACTED: Term] prior to the delivery date of a Product. Thera shall not be responsible for any delays in the supply of any Product hereunder as a result of any change requested by SA in the Product packaging and/or Product Label that is not communicated to Thera within a reasonable period of time or if the final artworks or Inserts are not delivered to Thera within the [REDACTED: Term] period described above. Consistent with the obligations contained herein, SA shall be responsible, at its cost and expense, for the Regulatory Activities relating to the packaging, Product Labels and Inserts for the Product in each Country, including the translation into the appropriate language(s) of all prescribed writing on the packaging, Product Labels and Inserts, and for making all Regulatory Filings and taking all actions that may be required by any Regulatory Authority in the event that any change is made or required by a Regulatory Authority to the packaging and/or Product Labels and/or Inserts. However the Parties agree that Thera shall be responsible, at its cost and expense, for any changes, made or required by Thera, at its own discretion, relating to the packaging, Product Labels and Inserts for the Product in each Country, including the translation into the appropriate language(s) of all prescribed writing on the packaging, Product Labels and Inserts, and for making all Regulatory Filings, if applicable, and taking all actions that may be required.

6.7

Product Pricing. SA shall provide Thera with the Regulated Sales Price list for the Product in each Country upon its knowledge thereof. SA shall be solely responsible for complying with pricing requirements with respect to the Product in each Country under applicable Laws and all related reporting.

6.8

Promotional Materials. SA shall be responsible for developing and producing the Promotional Materials hereunder in compliance with all applicable Laws and the Global Brand Book. Subject to restrictions on use contained herein, all Promotional Materials shall be the property of SA.

6.9

Statements about the Products. SA shall ensure that the Sales Representatives comply with all Laws in connection with the sale and promotion of the Products, including statements as to efficacy and safety of the Product.

6.10

No Sale Outside the Territory. SA shall not Commercialize the Product, including delivery thereof, outside of the Territory and, after knowledge thereof, shall refer to Thera any order or inquiry made from outside of the Territory or from a Person who is not a resident of a Country.

6.11

Meeting with Commercial Partners. SA may be invited to attend general meetings that Thera may organize from time to time during the Term with Persons having the right to Commercialize the Product outside the Territory.

6.12

Quality Agreement. Within [REDACTED: Term] after the Effective Date, but no later than [REDACTED: Term] prior to the First Commercial Sale of the Product, the Parties shall enter into a quality agreement setting forth in greater detail the responsibilities and obligations of the quality organizations of each Party with respect to the cGMP manufacture of the Product (the “Quality Agreement”). The Parties agree to comply with the requirements and provisions set forth in the Quality Agreement. In the event of any conflict or inconsistency between the Quality Agreement and this Agreement, this Agreement shall govern such conflict or inconsistencies. Notwithstanding the foregoing, all conflicts relating to the quality aspects of the Products shall be governed by the Quality Agreement.

ARTICLE 7

SUPPLY OF THE PRODUCT

7.1

Supply. Subject to the terms and conditions of this Agreement, with respect to the Commercialization of the Product in the Territory, Thera shall supply the Product exclusively to SA and SA shall exclusively purchase the Product from Thera and shall cause its agents and distributors to exclusively purchase the Product from SA. The Product supplied by Thera will comply with the Product Specifications and the Commercial Presentation as well as the Quality Agreement. For the sake of clarity, it is hereby understood that SA may designate one of its Affiliates in North-America to manage part or all of the supply of the Product. In this case, this Affiliate will perform all supply activities, including but not limited to forecasts and orders, for the Products from Thera and will be invoiced by Thera.

7.2	Price and Payment

7.2.1

Transfer Price With respect to each Country, SA shall purchase the Product from Thera at a transfer price equal to [REDACTED: Cost]. Thereafter until the expiry of the Term, with respect to each Country, SA shall purchase the Product from Thera at a transfer price equal to [REDACTED: Cost]. It is hereby understood that the Initial Transfer Price and the Transfer Price may be revised in good faith during the term to take into account the evolution of the sales of the Product in the Territory. However, SA acknowledges that Thera shall be under no obligation to reduce said Transfer Price.

7.2.2

Invoicing and Payment. Thera shall invoice SA for purchased Product promptly after the delivery to SA of the quantity of Product ordered. SA shall pay Thera the amount invoiced within [REDACTED: Term].

7.2.3

Net Selling Price Adjustments. [REDACTED: Term] the initiation of the Commercialization of the Product in the Territory until the [REDACTED: Term] of the Calendar Year where such Commercialization begins and, thereafter, [REDACTED: Term] before the beginning of [REDACTED: Term] of each Calendar Year, SA shall provide Thera with a sales forecast for the Product on a Country-by-Country basis for the immediately following Calendar Year (January 1 to December 31), including SA’s estimated Net Selling Price for the Product on a Country-by-Country basis. Based on such information, SA and Thera shall agree on the applicable Transfer Price and such agreed Transfer Price will be applicable for invoicing by Thera pursuant to any Purchase Order issued during the following Calendar Year. Within [REDACTED: Term] after the end of [REDACTED: Term] of each Calendar Year, SA shall deliver to Thera a report certified by SA’s controller setting forth in reasonable details all relevant information in order to allow any required adjustments of the Transfer Price, and any of such required adjustments shall be invoiced separately. Such required adjustments (credit or debit) shall be invoiced (by SA or Thera respectively) within [REDACTED: Term] of agreement of said adjustments. SA shall maintain complete and accurate books and records, and shall cause its agents and distributors to maintain such accurate books and records, to enable Thera to verify the calculations. All amounts calculated in currencies other than USD shall be converted from such other currency to USD by applying the yearly average currency conversion rate published by Bloomberg for each Country on the last day of December. The value in USD determined by such currency conversion rate shall be applied to any invoice issued by Thera to SA during the following twelve month period.

7.3

Right of Thera to Cease Supply. Without limiting any of the rights the Parties have under this Agreement, Thera shall have the right to cease the supply of the Product upon a written prior notice sent to SA reasonably in advance, on a Country-by-Country basis, if: (i) any

Regulatory Authority of a Country alleges that the manufacturing or Commercialization of the Product, including any New Presentation, violates any Laws; (ii) SA is in breach of this Agreement in a Country or with respect to payments owed to Thera and Thera sent a notice of breach in accordance with Article 15.2.1 or Article 15.2.3, as the case may be, until SA cures such breach to Thera’s satisfaction; (iii) the Product is subject to a recall in a Country and the cause of such recall has not been identified and solved by the Parties.

7.4	Forecasts

7.4.1

Pre-Marketing Authorisation Forecasts. Concurrently with the filing of a Marketing Authorisation Application for the Product in a Country with the Regulatory Authority of such Country and until Marketing Authorisation of the Product in a Country is obtained, SA shall provide Thera with a non-binding written forecast detailing on a Country-by-Country basis its anticipated Product supply requirements for the upcoming [REDACTED: Term] (the “Non-Binding Forecast”). The Non-Binding Forecast shall be updated on a monthly basis.

7.4.2

Forecasts. [REDACTED: Term] prior to the anticipated date of the first delivery of the Product in any Country of the Territory, SA shall provide Thera with a forecast of its anticipated Product supply requirements for the Territory for the upcoming [REDACTED: Term] (the “Forecast”). Notwithstanding the foregoing, the Forecast shall supersede the Non-Binding Forecast and shall be updated and be provided to Thera by the [REDACTED: Term] for a forecasted period of [REDACTED: Term] starting with (the “Rolling Forecast”). The Forecast and each Rolling Forecast will be broken down per month and per Country and indicate a expected delivery date. The [REDACTED: Term] of each Rolling Forecast will be binding on the Parties (the “Binding Period”), and the following [REDACTED: Term] will be considered as non binding forecast.

The Parties agree that they shall meet at the end of the [REDACTED: Term] of the Agreement to potentially reduce the Binding Period. To that end, Thera undertakes to do its Commercially Reasonable Efforts to reduce its supply lead-time with its sub-contractors.

7.4.3

Capacity Issues. If, within [REDACTED: Term] after receipt of the Forecast or any Rolling Forecast, Thera has any concerns regarding the supply capacity, Thera shall promptly notify SA and the Parties shall discuss in good faith how to address such concern.

The Parties moreover agree that [REDACTED: Term] they shall meet to discuss Thera’s manufacturing and supply capacities considering the Rolling Forecasts for the following Calendar Year. Should any concerns be raised as to such capacities, the Parties shall address such concerns in good faith.

7.4.4	Safety Stock. Thera shall maintain a stock of the Compound equivalent to the [REDACTED: Term] Binding Period of the current Rolling Forecast provided by SA to Thera pursuant to Article 7.4.2.

7.5	Order Procedures.

7.5.1

Binding Period. Thera and SA shall use Commercially Reasonable Efforts to negotiate any change in the quantity and/or delivery date in any Binding Period; provided that if Thera agrees to supply an additional quantity of the Product in a Binding Period, SA, in addition to the Transfer Price, shall reimburse Thera for any incremental costs incurred by Thera in this regard, if relevant.

7.6	Purchase Orders.

7.6.1

General. SA shall deliver to Thera purchase orders (each a “Purchase Order”) for the quantity of Product for each month of each Binding Period. For the sake of clarity, a Purchase Order shall be provided [REDACTED: Term] in advance of the requested delivery date. Each Purchase Order shall specify the quantity of Product ordered and the requested delivery date broken down per Country. The requested delivery date of a Purchase Order shall be the same as the one indicated in the last Rolling Forecast. Thera shall notify SA of Thera’s acceptance of the date of delivery specified in a Purchase Order in writing within [REDACTED: Term] of Thera’s receipt of such Purchase Order. In no case the confirmed date should be different by more than [REDACTED: Term] from SA’s requested delivery date. In the event Thera does not provide such written notice of acceptance or rejection of such Purchase Order within such [REDACTED: Term] period, Thera shall be deemed to have accepted such Purchase Order.

A Purchase Order shall be considered fulfilled if the following requirements are met:

(i)	the delivery is made on the delivery date set forth in the Purchase Order with a tolerance of [REDACTED: Term] in advance to [REDACTED: Term];

(ii)	the required quantities set forth in the Purchase Order are of an amount equal to [REDACTED: Percentage] of such quantities;

(iii)	a Certificate of Analysis to certify each batch is supplied with each order at the time of delivery;

(iv)	the remaining shelf-life of the Product at the time of delivery is equal to at least [REDACTED: Percentage] of the approved shelf-life.

7.6.2

Quantity. If SA does not take delivery of the Product on the date indicated on a Purchase Order, Thera shall have the right to charge the storage fees agreed upon between the Parties at the beginning of each Calendar Year. SA shall purchase [REDACTED: Purchase obligations] boxes of the Product, each box containing [REDACTED: Description of product], for each Country with each Purchase Order. Purchase Orders delivered to Thera shall be delivered at least [REDACTED: Term] in advance of the requested delivery date. Thera shall not be liable for late delivery of vials of Product if Purchaser Orders are not delivered within the aforementioned period. The Parties agree that they shall meet at the [REDACTED: Term] of the first Calendar Year after a Marketing Authorisation has been obtained and [REDACTED: Term] thereafter to discuss the increase of vials of Product purchased with each Purchase Order. SA undertakes to do its Commercially Reasonable Efforts to increase its minimum purchase of vials per Purchase Order, but shall not be obligated to do it.

7.6.3

Standard Forms. In ordering and delivering the Product pursuant hereto, SA and Thera may use their standard forms, but nothing in those forms shall be construed to modify, amend or supplement the terms of this Agreement and, in case of any conflict between those forms and this Agreement, the terms of this Agreement shall prevail.

7.7

Penalties for late delivery. Thera agrees that, during the Term, SA shall have the right to impose a penalty on the value of a Purchase Order if the quantity of vials of Product subject to an accepted Purchase Order is not delivered in accordance with the requirements referred to under Article 7.6.1(i), (ii), (iii) and (iv). The penalty applied [REDACTED: Basis of penalty] shall be equal to [REDACTED: Percentage], but up to a maximum of [REDACTED: Percentage].

7.8	Delivery and Title.

7.8.1

Delivery of Product. Unless another [REDACTED: Delivery terms] is agreed in writing by the Parties, delivery of the Product shall be [REDACTED: Delivery term]. The delivery of the Product shall be made at SA’s sole cost and expense and SA shall be liable for any and all transportation charges, including without limitation freight, customs, duties and taxes levied in connection with the shipment of the Product.

7.8.2

Transfer of Title and Risk of Loss. Risk and title in the Product supplied by Thera shall pass to SA on the delivery date of the Product to SA. Except if caused by Thera’s gross negligence and/or wilful misconduct, Thera shall not be liable to SA for the costs of loss of any kind arising out of or in relation to damage to or loss of the Product after its delivery, which occurs after title to and risk of loss for the Product passes to SA.

7.9	Product Acceptance

If SA discovers any non conformance of the Product with the Product Specifications, the Regulatory Standards and/or the terms of the Quality Agreement, SA shall contact Thera and provide Thera with a written notice stating SA’s intention to reject the Product delivered or a portion thereof for failure to meet the Product Specifications, the Regulatory Standards and/or the terms of the Quality Agreement within [REDACTED: Term] after receipt of delivery of the concerned Product. If SA does not provide such written notice to Thera within the aforementioned [REDACTED: Term] period, the Product shall be deemed to be accepted by SA, except in case of a Latent Defect.

In no event shall Thera be liable for any non conformance of the Product as a result of the shipment, storage or handling of the Product by SA, its representatives, agents, or customers.

In the event the non conformance of the Product is attributable to Thera, SA’s sole remedy and Thera’s sole liability under this Agreement, shall be for Thera to, at SA’s sole option either manufacture free of charge a replacement for the Product or reimburse SA for the total costs incurred by SA as a result of the rejection of the Product, by providing SA with a corresponding credit note.

In the event SA elects to have Thera manufacturing a replacement for the Product, Thera undertakes to provide said replacement Products within the timeline specified by SA, which shall not be unreasonable. In case Thera does not deliver the replacement Products within the agreed timeline, the contract penalty described in Article 7.7 shall apply.

7.10	Latent Defects

Each batch of the Product delivered by Thera to SA shall be presumed to comply with the representation made hereunder by Thera. However, both parties recognize that it is possible that upon delivery of the Product by Thera, such Product may have manufacturing or packaging defects which are not discoverable upon reasonable physical inspection or testing (hereinafter a “Latent Defect”). As soon as a Party discovers or becomes aware of a Latent Defect in a Product, it shall promptly notify the other of the batches of the Product containing such Latent Defect and SA may exercise its right of rejection after investigating the reason for the Latent Defect subject to the terms of the Quality Agreement.

7.11

Minimum Sales Requirements. Starting in the Calendar year of the [REDACTED: Term] anniversary date of the First Commercial Sale, the Parties shall meet within [REDACTED: Term] prior to the end of such Calendar Year to discuss in good faith the quantities of vials to be sold by SA for the next Calendar Year in certain Countries of the Territory (the “Sales Forecast”). SA shall sell a number of vials in each such Country corresponding to [REDACTED: Percentage] of the Sales Forecast (the “Minimum Sales Requirements”). In negotiating the Minimum Sales Requirements, the Parties shall take into consideration, among other things, sales history, competition, generics, and reimbursement conditions in each designated Countries. The Minimum Sales Requirements agreed upon will be set forth in Schedule 7.11, as the same will be amended from time to time to take into account the Minimum Sales Requirements for each Calendar Year.

If, at the end of a Calendar Year, SA did not meet the Minimum Sales Requirements, the Parties shall aggregate the quantity of vials sold at the end of such Calendar Year to the quantity of vials sold at the end of the following Calendar Year and if such aggregated quantity is inferior to [REDACTED: Percentage] of the Sales Forecasts for [REDACTED: Term] consecutive Calendar Years, then Thera shall have the right to terminate this Agreement in accordance with Article 15.4.

7.12

Manufacturing Opportunity. The Parties agree to discuss the opportunity for SA to manufacture the Product for its own needs and/or the needs of Thera, provided that the Parties shall be under no obligation to come to an agreement on any of the issues discussed under this Article 7.12.

7.13

Pre-Approval Audits. [REDACTED: Term] after the Effective Date, upon reasonable prior written notice to Thera, SA shall have the right to seek the performance of an audit of the manufacturing sites of the Product located in Bachem Inc.’s and Draxis Specialty Pharmaceuticals Inc.’s premises.

ARTICLE 8

ADVERSE EVENTS; RECALLS

8.1	Safety Obligations. Each Party shall be responsible to fulfil the safety obligations in each of the countries where such Party is the study sponsor or Marketing Authorisation holder.

8.2

Pharmacovigilance. The Parties agree to negotiate, as of the Effective Date, and set up in good faith a pharmacovigilance agreement (the “Pharmacovigilance Agreement”) to facilitate the management and exchange of safety information such that each Party shall be able to comply with all applicable safety reporting requirements in the countries where each Party is the study sponsor or Marketing Authorisation holder. [REDACTED: Term] to obtain the first Marketing Authorisation in the Territory, the Parties shall enter into the Pharmacovigilance Agreement.

8.3	Recalls

8.3.1

SA shall administer all recalls or market withdrawals of the Product in each Country in accordance with applicable Laws and/or SA’s standard operating procedures used in connection with any recalls or withdrawals of SA products; provided that SA shall promptly notify Thera if SA commences any such recall or market withdrawal. The costs and expenses associated with such recalls or market withdrawals shall be allocated in accordance with Article 8.3.3.

8.3.2

Each of Thera and SA shall promptly (but in any case, not later than [REDACTED: Term] (or earlier if required under applicable Law) notify the other in writing of any order, request or directive of a court or other Regulatory Authority to recall or market withdraw the Product of which any of Thera or SA has notice of or is otherwise aware.

8.3.3

The costs and expenses associated with recalls (whether or not in connection with a market withdrawal) allocated to Thera and SA hereunder shall include only the external costs of administering such recall or market withdrawal (including the replacement costs for the recalled Product). Subject to Article 14, such costs and expenses shall be allocated as follows:

(a)

in the event such recall or market withdrawal is required by the Regulatory Authorities, due solely to acts or omissions of SA, its agents or distributors, SA shall pay all costs and expenses related thereto;

(b)

in the event such recall or market withdrawal is required by the Regulatory Authorities, due solely to acts or omissions of Thera or its suppliers, Thera shall pay all costs and expenses related thereto; and

(c)

in the event such recall or market withdrawal is required by the Regulatory Authorities, due to acts or omission of either Party, the Parties shall share the costs and expenses related thereto in accordance with their share of responsibility for such acts or omissions;

(d)	if a recall not covered by Article 8.3.3(a), Article 8.3.3(b) or Article 8.3.3(c) is initiated by SA, its agents or distributors on a voluntarily basis in accordance with Article 8.3.1, then the costs and expenses of such recall shall [REDACTED: Cost].

ARTICLE 9

PAYMENT AND AUDITING

9.1

Mode of Payment; Currency; and Invoicing. Any payments made by SA to Thera under this Agreement shall be made in USD by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer at SA’s election in the requisite amount to such bank account as Thera may from time to time designate by written notice to SA at least [REDACTED: Term] before the payment is due. The Parties may vary the method of payment set forth herein at any time upon mutual agreement, and any change shall be consistent with the local Law at the place of payment or remittance. Notwithstanding anything contained in this Agreement, all payments made by SA to Thera or, if directed by Thera, one of its Affiliates pursuant to this Agreement, shall be irrevocable, non-cancellable and non-refundable (except if such payments were made as a result of a clerical or bona fide error) and no payment shall be subject to any right of set-off or other deduction in favour of SA pursuant to this Agreement.

9.2	Interest. All late payments under this Agreement shall bear interest from the date due until paid at a rate equal to [REDACTED: Interest rate].

9.3	Audit Rights

9.3.1

During the Term and for up to [REDACTED: Term] after each Calendar Year of the Term, upon the written request of Thera (the “Requesting Party”), SA shall permit, and shall cause its agents and distributors to permit, an independent Third Party mutually agreed to by Thera and SA (the “Auditor”) to have access to and to review, during normal business hours upon reasonable prior written notice, the applicable books and records of SA, its agents and distributors where information relating to the Product is recorded to verify the accuracy of the payments made, the sales made or any costs required to be paid to Thera by SA under this Agreement. Such review may cover the books and records for payments made, sales made and other costs incurred in any Calendar Year; it being understood that the said review shall not concern the books and records issued more than [REDACTED: Term] prior to the date of the audit. Therefore, Thera or the Auditor shall not have any access to such books. The Auditor shall disclose to Thera only whether the specified amounts required to be reimbursed by SA are correct or incorrect and the specific details concerning any discrepancies. No other information concerning SA, its agents and distributors shall be provided to Thera. The Auditor shall be an internationally recognised accounting firm which is not currently providing and has not been providing auditing services to both Parties in the Calendar Year preceding the Calendar year during which the audit will occur.

9.3.2

If the Auditor concludes that reimbursement amounts or other payments were owed during one of the [REDACTED: Term] preceding the audit, SA shall pay such additional amounts to Thera within [REDACTED: Term] after SA’s receipt of the Auditor’s written report delivered by Thera. If the Auditor concludes that an overpayment was made, Thera shall repay such overpayment to SA within [REDACTED: Term]. Thera shall pay for the cost of such audit, provided, however, that if the audit shows an underpayment of any amount of more than [REDACTED: Percentage] of the amount due for the applicable period, then SA shall reimburse Thera for all costs incurred in connection with such audit within the aforementioned [REDACTED: Term] period. During the conduct of an audit for a particular Calendar Year, the Parties agree that the accounting rules that were in effect during such Calendar Year (or part thereof) shall be applied in determining whether any amount is owed in respect of such Calendar Year.

9.3.3

Thera shall treat all information that it receives under this Article 9.3 in accordance with the confidentiality provisions of Article 11, except to the extent necessary for Thera to enforce its rights under the Agreement.

9.4

Taxes – General. All taxes including income taxes, all levies and all duties, except VAT and Withholding Taxes which are referred to hereunder, that may be imposed upon, or payable, or collectible, or incurred in connection with this Agreement shall be borne by the Party on whom such taxes are levied by operation of law as a primary obligor.

9.5

VAT. All amounts set out, or expressed to be payable under this Agreement by SA to Thera which (in whole or in part) constitute consideration for value added tax or any other similar tax (“VAT”) purposes for any supply of goods or services shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, if VAT is chargeable on any supply made by Thera to SA under this Agreement, SA shall pay to Thera (in addition to and at the same time as paying the consideration for such supply) an amount equal to the amount of the VAT (and Thera shall promptly provide an appropriate VAT invoice to SA) or, shall directly account for such VAT at the appropriate rate under the reverse charge procedure provided for by Article 44 (supply of services) or shall directly pay such VAT to the relevant Regulatory Authority in accordance with article 201 for supplies defined by article 32, par. 2 (importation of goods) of the EC VAT Directive (2006/112/CEE) and any other relevant provisions which might apply. All penalties, interest and other costs related to the non compliance of VAT reporting and related obligations will be borne by SA if such VAT reporting and related obligations have to be performed by SA, in accordance with applicable laws.

9.6

Withholding Taxes. Notwithstanding the foregoing, if and to the extent that a requirement for withholding tax on payments made to Thera under this Agreement arises solely due to the fact that SA has directed that such payments be made by an Affiliate of SA in a jurisdiction other than France, then (i) the Affiliate of SA shall gross up such payments by an amount equal to the incremental withholding taxes caused by such actions of SA (the “Gross Up Payment”) so that Thera receives the same payment that it would have received under this Agreement should SA have made such payment from France and (ii) Thera shall apply to obtain credit for the amount of any withholding tax or such Gross Up Payment of which it has knowledge, and if obtained, the amount of such Gross Up Payment, net of any income tax payable thereon or that would have been payable but for Thera having made recourse to tax losses or other deductions or credits unrelated to such Gross Up Payment, shall be repaid by Thera to the Affiliate of SA.

ARTICLE 10

COMPETITION AND INVENTIONS

10.1	Marketing Competition. SA shall immediately give written notice to Thera if SA becomes aware that any Third Party seeks Marketing Authorisation in the Territory of any product based on the Compound.

10.2

Listing of Patents. Where applicable, Thera shall have the sole right to determine which of the Thera Patents will be listed in a registry in connection with the Commercialization of the Product in each Country and [REDACTED: Patent term].

10.3	Title to New Technology

10.3.1

All Patent Rights, Know-How and Materials (including all associated intellectual property rights) arising from or out of the performance of this Agreement (including the exercise of any rights and the performance of any obligations) and related to the Product, that is authored, invented, reduced to practice, developed, generated or otherwise created by one or more employees of SA, independently from Thera (and regardless of whether jointly developed with any Person or whether jointly owned with any Person), shall be solely and exclusively the property of Thera. If the laws of a Country prohibit Thera to be the sole and exclusive owner of any new intellectual property related to the Product, that is authored, invented, reduced to practice, developed, generated or otherwise created by one or more employees of SA, SA hereby grants a worldwide, royalty-free, perpetual, exclusive license, with the right to sublicense, to Thera to use such new intellectual property. The license granted hereunder by SA will survive the termination of this Agreement.

10.3.2

Further Assurances. SA shall maintain a policy which requires each of its employees to assign to SA all of such employees’ right, title and interest in and to any Patent Rights, Know-How and Materials and other intellectual property rights described in Article 10.3.1 above. SA shall transfer and assign to Thera, and SA does hereby assign to Thera all such right, title and interest in and to such Patent Rights, Know- How and Materials and other intellectual property rights. SA shall maintain a policy which requires its employees to record and maintain all data and information developed during the Commercialization of the Product in each Country in such a manner as to enable Thera to use such records to establish the earliest date of invention and/or diligence to reduction to practice.

10.4

Patent Filing, Prosecution and Maintenance – Mark Registration. During the Term, Thera shall carry-out and continue the prosecution or filing of any Thera Patent in every Country where it shall be deemed economically feasible to do so by the Parties and shall carry-out the registration of the Trademark in each Country, subject to the provisions of Article 10.5. At Thera’s request, SA will provide Thera with reasonable assistance in prosecuting Thera Patents and Marks to the extent reasonably possible, including providing such data and information in SA’s Control that is, in Thera’s reasonable judgment, needed to support the prosecution of the Thera Patents or Marks.

10.5	Enforcement and Defense of Patents, Marks and Other Intellectual Property Rights.

10.5.1

Notice. If any Party becomes aware or reasonably believes that any Licensed Technology or Mark is being infringed in a Country by a Third Party or if a Third Party claims that any Thera Patent is invalid or unenforceable, challenges the validity, enforceability, ownership or use of any Trademark, the Party possessing such knowledge or reasonable belief shall promptly notify the other Party and provide it with details of such infringement or claim that is known by such Party.

10.5.2

Right to Bring an Action. Thera shall have the first right, but not the obligation, to attempt to resolve such Third Party infringement, claim or challenge relating to any Licensed Technology, including by filing an infringement suit, defending against such claim or challenge or taking other similar action and to compromise or settle such infringement or claim in any Country in accordance with Article 10.5.4, and any challenge with respect to any Mark, as set forth below (each, an “Action”). Thera shall have the right, but not the obligation, to attempt to resolve any Third Party infringement, claim or challenge relating to any Mark. If Thera elects to resolve such Third Party infringement, claim or challenge relating to any Licensed Technology or Mark, SA shall have the right, but not the obligation, to join as a party plaintiff or defendant to such Action, and to be represented by independent counsel of its own choice, at its own cost and expense. If Thera takes an Action, it shall be under no obligation to continue such Action if Thera determines that the cost of pursuing the Action is not commensurate with its economic benefits. If Thera does not intend to prosecute or defend an Action in respect of any Licensed Technology or Mark, Thera shall promptly inform SA. If Thera does not take an Action with respect to such Third Party infringement, claim or challenge in respect of any Licensed Technology or Mark prior to the earlier of: (a) [REDACTED: Term] following notice thereof with respect to any Action relating to the Licensed Technology and [REDACTED: Term] following notice thereof with respect to any Action relating to a Mark ; and (b) [REDACTED: Term] before the time limit, if any, set forth in the applicable Laws for such Actions, SA shall then have the right to take an Action to attempt to resolve such Third Party infringement, claim or challenge. The Party taking such Action shall have the sole and exclusive right to select counsel for any suit initiated by it pursuant to this Article 10.5. In order to establish standing, each Party hereby agrees to execute all papers and to perform such other acts as may be reasonably required and requested by the Party initiating such Action so that such Party may enforce its rights in the Licensed Technology or Mark, including joining as a party plaintiff or defendant in any such Action if requested by such Party. Each Party shall consult with the other Party with respect to such enforcement or defence and shall keep the other Parties fully informed of any determinations or material developments in any Action taken by it pursuant to this Article 10.5.2.

10.5.3

Costs of an Action. The Party taking an Action under Article 10.5.2 shall pay all costs and expenses associated with such Action, other than (subject to Article 10.5.5) the expenses of the other Party if the other Party elects to join such Action or is required to join such Action in order to establish standing.

10.5.4

No Settlement Without Consent. Thera shall have the right to settle or otherwise compromise any Action without SA’s consent. SA shall not have the right to settle or otherwise compromise any Action without Thera’s written consent, provided that Thera’s consent shall not be required for any settlement or compromise for which SA will not seek indemnification from Thera under this Agreement and provided, further, that no Party shall settle or otherwise compromise any Action in a manner that shall, in the other Party’s opinion, be detrimental to the interests of the said other Party.

10.5.5

Reasonable Assistance. The Party not enforcing or defending any Licensed Technology or Trademark shall provide reasonable assistance to the other Party, as may be reasonably requested by the other Party, including providing access to relevant documents and other evidence and making its employees available, subject to the other Party’s reimbursement of any costs and expenses incurred by the non-enforcing or non-defending Party in providing such assistance.

10.5.6

Distribution of Amounts Recovered. Any amount recovered by the Party initiating an Action pursuant to this Article 10.5, whether by settlement or judgment, shall be kept by the Party initiating such Action, except where both Parties agreed prior to any Action being taken to jointly take such Action, in such case any amount recovered shall be shared in accordance with any agreement entered into by the Parties prior to taking any Action.

10.6	Third Party Actions Claiming Infringement

10.6.1

Notice. If a Party becomes aware of any claim or action by a Third Party against another Party that : (i) claims that the development, manufacture, advertising, marketing, promotion, distribution, labelling, storage, handling, use, sale, offer for sale or importation of or any Commercialization activity in connection with the Product in a Country or the use of any Mark or Licensed Technology in a Country infringes or allegedly infringes such Third Party’s intellectual property rights or (ii) challenges the validity or enforceability of the Licensed Technology or any Mark (subsections (i) and (ii) being each hereinafter referred to as a “Third Party Action”), such Party shall promptly notify the other Party in writing of all details regarding such claim or action that is reasonably available to such Party.

10.6.2

Right to Defend. Thera shall have the obligation to defend a Third Party Action described in Article 10.6.1 through counsel of its choosing. Thera shall consult with SA and take into consideration SA’s comments and views, to the extent reasonable in defending against any Third Party Action.

10.6.3

Reasonable Assistance. SA shall reasonably cooperate with Thera with respect to the Third Party Action defined in Article 10.6.2. SA shall have the right to join a Third Party Action defended by Thera and to be represented by independent counsel of its own choice, at its own cost and expense.

10.6.4

Appeal. In the event that a judgment in a Third Party Action is entered against Thera and an appeal is available, Thera shall use its Commercially Reasonable Efforts to file such appeal. If requested by Thera, SA shall either: (i) join the appeal as a nominal party and shall provide reasonable cooperation to Thera at Thera’s cost and expense or (ii) file such appeal itself.

10.6.5

Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in Article 14, Thera shall pay all costs and expenses associated with such Third Party Action, other than the costs and expenses of SA in the event SA elects to join such Third Party

Action or is required to be named a party to such Third Party Action in order to establish standing.

10.6.6

No Settlement without Consent. Thera shall have the right to settle or otherwise compromise any Third Party Action without SA’s consent if Thera does not seek indemnification from SA under Article 14.1; provided, however, that Thera shall not settle or otherwise compromise any Third Party Action where Thera will seek indemnification from SA hereunder in a manner that, in SA’s opinion, will be detrimental to the interests of SA.

10.6.7

Distribution of Amounts Recovered. Any amount recovered by the Party defending a Third Party Action or appealing a decision relating to such Third Party Action (as provided by Article 10.6.4), whether by settlement or judgment, shall be kept by the said Party.

10.7	Patent Marking. All Products Commercialized by SA under this Agreement shall be marked with appropriate patent numbers or indicia of the Thera Patents.

10.8

Covenant Not To Sue. During the Term, SA shall not, threaten, initiate, file or commence in any Country any action or suit challenging the validity, scope, enforceability or ownership of the Licensed Technology.

ARTICLE 11

CONFIDENTIALITY

11.1

Confidentiality Obligations. Each Party shall, and shall ensure that its officers, directors, employees and agents shall, keep and maintain completely confidential and not publish or otherwise disclose and not use for any purpose, except as expressly permitted hereunder, any Confidential Information disclosed to it by the other Party pursuant to this Agreement.

11.2

Permitted Exceptions. Notwithstanding the above obligations of confidentiality and non-use, a Party may disclose information to the extent that such disclosure is reasonably necessary in connection with:

11.2.1	seeking Regulatory Approval of the Product hereunder; or

11.2.2

complying with a judicial order, or applicable Law, including securities Law and the rules or requirements of any securities exchange or market on which a Party’s securities are listed or traded and the requirements of any Regulatory Authority.

In making any disclosure set forth in Articles 11.2.1 and 11.2.2 above, the disclosing Party shall, where reasonably practicable, give such advance notice to the other Party of such disclosure requirement as is reasonable under the circumstances, disclose no more of the other Party’s Confidential Information than reasonably necessary and use its reasonable efforts to cooperate with the other Party in order to secure confidential treatment of such Confidential Information required to be disclosed. Notwithstanding the foregoing, SA acknowledges that Theratechnologies Inc. (hereinafter “Theratechnologies”), the parent company and an Affiliate of Thera, organized under the laws of Québec, may file this Agreement with Regulatory Authorities in accordance with applicable securities laws on or promptly after the Effective Date and that Thera and Theratechnologies may not succeed in preserving the confidentiality of certain economic terms and certain terms and conditions contained herein.

11.3

Destruction of Confidential Information. Upon the request of a Party, upon termination or expiration of this Agreement, each Party shall promptly destroy and certify destruction of all of the other Party’s Confidential Information, including all copies, excerpts or summaries thereof, in whatever form or medium, and thereafter shall not make any use of any such Confidential Information of the other Party, in each case except as expressly permitted hereunder; provided that no Party shall be obligated to destroy Confidential Information that has become integrated with other business records of such Party; provided, further that such Party shall continue to be bound by the confidentiality obligations under this Agreement with respect to any such Confidential Information that is not so destroyed.

11.4

Scientific Presentations and Publications. SA shall not, and shall cause its employees and independent contractors not to, make any scientific presentations (including any oral presentation) or making any publications with respect to the Product or the Licensed Technology. Notwithstanding the foregoing, SA shall have the right to organize conferences, meetings or symposiums directly related to the Product in the Territory. SA, itself or through any Third Party, shall have the right to organise conferences, meetings or symposiums directly related to the Product outside of the Territory with the prior written consent of Thera.

11.5

Press Releases and Other Disclosure. SA hereby acknowledges and agrees that Thera shall issue an unilateral press release in Canada, the text of which shall be priorly approved in writing by SA, at a date and time to be determined by Thera. Such date and time shall be no later that 9:00 AM (Montreal Time) on the [REDACTED: Term] following the Effective Date. SA shall not make any press release or public announcements regarding the terms of this Agreement or relating to the Product without the prior written consent of Thera; provided that: (a) Thera shall be permitted to make press releases and public announcements about products and any New Indication that are being developed for commercialization, or commercialized outside the Territory (provided that Thera shall provide SA with at least

[REDACTED: Term] notice of any press release or public announcement concerning any adverse publicity or other negative news concerning the Product outside the Territory); (b) each Party shall be permitted to disclose the execution, terms and conditions of this Agreement if and to the extent required by: (i) judicial order; or (ii) applicable Laws, including securities Laws and the rules or requirements of any securities exchange or market on which such Party’s securities are listed or traded and the requirements of any regulatory authority, provided that, with respect to subsections (i) and (ii), the Party seeking disclosure shall provide the other Party with reasonable advance notice of such disclosure (including the text thereof), disclose no more information relating to the terms of this Agreement or the Product than reasonably necessary and shall, to the extent practical, use its reasonable efforts to cooperate with the other Party in seeking confidential treatment of such information; (c) each Party shall have the right to disclose the execution, terms and conditions of this Agreement and information relating to the Product to the extent already publicly disclosed by either Party pursuant to and in accordance with this Article 11 in connection with any investor calls or presentations (or other similar types of disclosures) in connection with disclosures about such Party’s business; and (d) each Party shall have the right to disclose information to its attorneys, accountants and other professional advisors who are under an obligation to keep such information confidential. If either Party is aware or has knowledge of any negative news or adverse publicity made or to be made about the Product, such negative news or adverse publicity shall be disclosed to the other Party for review within a reasonable period of time of a Party becoming aware or acquiring knowledge of same.

ARTICLE 12

NON-COMPETE

12.1	SA Non-Compete. During the Term, subject to Article 12.2, SA shall not Commercialize in any Country any Competing Product.

12.2

Competing Product Acquisitions. If SA or SANOFI-AVENTIS (the “Acquiring Party”) (a) acquires from a Third Party a Competing Product that is then being commercialized in any Country (the “Acquired Competing Product”); (b) acquires a Third Party which results in the Acquiring Party controlling an entity with an Acquired Competing Product then being commercialized in any Country; or (c) undergoes a Change of Control which results in the Acquiring Party then being controlled by an entity with an Acquired Competing Product being Commercialized in any Country, then the Acquiring Party shall deliver to Thera as soon as possible (and in any event within [REDACTED: Term] after the Acquiring Party acquires such Acquired Competing Product or undergoes such Change of Control) a written notification of the election of the Acquiring Party either to divest or retain all of its rights, title and interest in and to such Acquired Competing Product. If the Acquiring Party elects to retain such Acquired Competing Product as specified in such notice, Thera shall have the right, at its sole discretion, to terminate this Agreement, with respect to the Product in the Country (or Countries, as the case may be) which competes with the Acquired Competing Product by providing written notice to the Acquiring Party at any time during the Term. If the Acquiring Party provides notice of its intention to divest the Acquired Competing Product and fails to execute a definitive agreement with respect to such divestiture of the Acquired Competing Product within [REDACTED: Term] after the acquisition thereof by the Acquiring Party, then Thera shall have the right, at its sole discretion, to terminate this Agreement with respect to the Product in the Country (or Countries, as the case may be) which competes with the Acquired Competing Product by providing written notice to the Acquiring Party at any time during the Term. If Thera does not elect immediately to terminate this Agreement with respect to the Product in a Country pursuant to this Article 12.2, the Acquiring Party shall not be in breach of Article 12.1 with respect to such retained Acquired Competing Product, provided that the Acquiring Party shall ensure that, during the Term: (a) no Sales Representative who is Detailing the Product details such Acquired Competing Product(s); (b) the Acquiring Party maintains a sales force for such Acquired Competing Product(s) separate from the Sales Force; (c) no Confidential Information of Thera or relating to the Licensed Technology is provided or otherwise disclosed to any member of the sales force that is detailing such Acquired Competing Product(s); and (d) the Acquiring Party takes all reasonable actions to prevent any such provision or disclosure of any Confidential Information of Thera, including by establishing reasonable firewall protections. For the purposes of this Article 12.2, the term “control” shall have the same meaning as the term “control” under Article 1.5.

ARTICLE 13

REPRESENTATIONS AND WARRANTIES

13.1	Representations and Warranties of SA. SA represents and warrants to Thera that:

13.1.1

it has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by SA have been duly and validly authorised and approved by proper corporate action on the part of SA, and SA has taken all other action required by Law, its certificate of incorporation or by-laws, or any agreement to which it is a party or to which it may be subject, required to authorise such execution, delivery and performance. Assuming due authorisation, execution and delivery on the part of this Agreement constitutes a legal, valid and binding obligation of SA, enforceable against SA in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law);

13.1.2

neither the execution and delivery of this Agreement nor the performance hereof by SA requires SA to obtain any permit, authorisation or consent from any Regulatory Authority (except for the Marketing Authorisations and, where applicable, any authorisation required by the Regulatory Authority of a Country in relation with the reimbursement of the Regulated Sales Price of a Product in a Country to allow the Commercialisation of the Product in such Country) or from any other Person, and such execution, delivery and performance shall not result in the breach of, or give rise to, any right of termination, rescission, renegotiation or acceleration under any agreement or contract to which SA is a party or to which it may be subject relating to the transactions contemplated by this Agreement;

13.1.3	it will perform its obligations hereunder in compliance with all Laws;

13.1.4

it has the commercial capacity to Commercialize the Product in each of the Countries and has the regulatory know-how and expertise in each Country to perform its obligation hereunder to seek Marketing Authorisation of the Product in each Country;

13.1.5	there are no agreements or commitments to which it is a party which conflicts with its obligations hereunder;

13.1.6

there is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons or subpoena served upon SA and SA has not received any written notice of any ongoing inquiry, investigation or threat of any nature, civil, criminal, regulatory or otherwise, in Law or in equity, relating to the transactions contemplated by this Agreement or that would affect the ability of SA to perform its obligations under this Agreement;

13.1.7	the product manufactured under the American cGMP may be sold in the Territory without any alteration or modification of the manufacturing process.

13.2	Representations and Warranties of Thera. Thera represents and warrants to SA that:

13.2.1

it has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement by Thera have been duly and validly authorised and approved by proper corporate action on the part of Thera, and Thera has taken all other action required by Law, its certificate of incorporation or by-laws, or any agreement to which it is a party or to which it may be subject, required to authorise such execution, delivery and performance. Assuming due authorisation, execution and delivery on the part of SA, this Agreement constitutes a legal, valid and binding obligation of Thera, enforceable against Thera in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and similar Laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law);

13.2.2

neither the execution and delivery of this Agreement nor the performance hereof by Thera requires Thera to obtain any permit, authorisation or consent from any Regulatory Authority or from any other Person, and such execution, delivery and performance shall not result in the breach of or give rise to any right of termination, rescission, renegotiation or acceleration under any agreement or contract to which Thera is a party or to which it may be subject relating to the transactions contemplated by this Agreement;

13.2.3	it will perform its obligations hereunder in compliance with the requirements of each Marketing Authorisation;

13.2.4	the Product supplied by Thera will be manufactured under the cGMP standards of a Country that Thera will have confirmed to SA that it can meet and in accordance with the Product Specifications; and

13.2.5

there is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons or subpoena served upon Thera and Thera has not received any written notice of any ongoing inquiry, investigation or threat of any nature, civil, criminal, regulatory or otherwise, in Law or in equity, relating to: (i) as of the Effective Date, the Licensed Technology and the Marks and (ii) the transactions contemplated by this Agreement or that would affect the ability of Thera to perform its obligations under this Agreement.

13.2.6

Disclaimer of Warranty. Except as otherwise provided in this Article 13, Thera expressly disclaims all warranties, express or implied, including warranties of merchantability and fitness for a particular purpose. Thera expressly disclaims any warranty, with respect to: (i) the successful Commercialization of the Product; and (ii) provided Thera complies with all its obligations under Article 2.3, the obtaining by SA of Marketing Authorisation of the Product in any Country.

ARTICLE 14

INDEMNIFICATION AND INSURANCE

14.1

Indemnification by SA. SA shall indemnify, defend and hold Thera, its Affiliates and each of their respective employees, officers, directors and agents (the “Thera Indemnitees”) harmless from and against any and all liabilities, obligations, claims, demands, judgments, losses, costs, damages, expenses, fines, royalties, governmental penalties or punitive damages, interest, settlement amounts, awards and judgments, including reasonable attorneys’ fees and expenses (collectively, “Losses”), arising out of any Third Party claim or suit related to: (a) SA’s exercise of its rights or performance of its obligations under this Agreement; (b) the negligence or wilful misconduct of SA Indemnitees; (c) the Commercialization of the Product by SA Indemnitees in the Territory (and including any infringement or misappropriation, or alleged infringement or misappropriation by SA Indemnitees of any intellectual property rights of any Third Party , subject to Article 14.2 (c); (d) the misrepresentation or breach by SA of its representations, warranties and covenants set forth in this Agreement and/or (e) any product liability claim arising out of or related to the Product, subject to Article 14.2 (a).

14.2

Indemnification by Thera. Thera shall indemnify, defend and hold SA and each of its employees, officers and directors, and agents (the “SA Indemnitees”) harmless from and against any and all Losses arising out of any Third Party claim or suit related to: (a) product liability arising out of or related to the failure of the Product to comply with American cGMP, or the cGMP of a Country to which Thera has agreed to comply with, the applicable Laws and the Product Specifications, (b) the failure of the Product Labels to comply with the changes requested by SA and accepted by Thera; (c) any infringement or alleged infringement by the Licensed Technology or the Marks of any intellectual property rights of any Third Party publicly disclosed as of the Effective Date, (d) the negligence or wilful misconduct of any Thera Indemnitees, and/or (e) the misrepresentation or breach by Thera of its representations, warranties and covenants set forth in this Agreement. Notwithstanding the foregoing, Thera assumes no liability and provides no indemnification hereunder in connection with the accuracy of the translation of any information appearing on the Product Labels, the Product packaging and the Inserts.

14.3

No Consequential Damages. In no event shall a Party be liable to the other Party for special, indirect, incidental, consequential or punitive damages, including lost profits, whether in contract, warranty, negligence, liability, tort or otherwise arising out of or relating to this Agreement or any breach hereof.

14.4

Notification of Claims – Conditions to Indemnification Obligations. As a condition to a Party’s right to receive indemnification under this Article14, it shall: (a) promptly notify the indemnifying Party as soon as it becomes aware of a claim or suit for which indemnification may be sought pursuant hereto, provided, that any failure to so notify the indemnifying Party will not relieve the indemnifying Party from any liability that it may have to the indemnified Party under this Article 14 with respect to such claim or suit, except to the extent that the ability of the indemnifying Party to defend such claim or suit is materially prejudiced by the indemnified Party’s failure to give such notice; (b) reasonably cooperate with the indemnifying Party in the defence, settlement or compromise of such claim or suit; and (c) except as set forth in Article 10.4 with respect to Actions and Article 10.6 with respect to Third Party Actions, permit the indemnifying Party to control the defence, settlement or compromise of such claim or suit, including the right to select defence counsel. The Party controlling any claim or suit pursuant to this Article 14.4 shall consult with the other Party on all material aspects of such claim or suit. The Parties shall reasonably cooperate with each other in all such claims and suits. A Party may settle or otherwise compromise any claim or suit as per the terms contained in Article 10.5.4.

14.5

Insurance. During the Term, each Party shall obtain and maintain, at its sole cost and expense, comprehensive general liability insurance (written on an occurrence basis and including any self-insured arrangements) covering bodily injury (including death) and property damage, and including coverage for product liability in amounts that are reasonable and customary in the pharmaceutical industry with respect to SA, and with respect to Thera, in the biotechnology industry, for companies engaged in comparable activities. It is understood and agreed that, except as provided for in Article 14.3, this insurance shall not be construed to limit a Party’s liability with respect to its indemnification obligations hereunder. Each Party will provide to the other Party upon request a certificate evidencing the insurance such Party is required to obtain and keep in force under this Article 14.5. Such certificate will provide that such insurance will not expire or be cancelled or modified without at least [REDACTED: Term] prior notice to the other Party. Upon expiration or termination of this Agreement, each Party shall maintain the insurance such Party is required to obtain and keep in force under this Article 14.5 in full force and effect for a period of [REDACTED: Term].

14.6

Notwithstanding any other provision contained herein, subject, however, to the provisions of Article 14.3 and Article 15.4, SA may not limit or exclude its liability for any breach of Article 11 or Article 12 hereof.

ARTICLE 15

TERM AND TERMINATION

15.1	Term and Expiration. The term of this Agreement (the “Term”) shall commence on and as of the Effective Date, and, unless earlier terminated as provided in this Article 15 (the date of any such termination, the “Termination Date”), shall continue in full force and effect for a period of ten (10) years from the Effective Date. Thereafter, this Agreement shall renew automatically for any additional consecutive three (3) year terms, unless a Party provides the other Party with a one-hundred-and-eighty (180) day notice prior to the expiry of the Term or further three (3) year term that such Party does not intend to renew this Agreement for an additional three (3) year term.

15.2	Termination upon Breach

15.2.1

Breach by SA. If SA breaches any of its material obligations under this Agreement (other than with respect to any payments due hereunder which shall be governed by Article 15.2.3), then Thera, shall have the right to terminate this Agreement after delivery to SA of a written notice specifying the nature of the material breach, requiring it to cure such breach, and stating Thera’s intention to terminate this Agreement if such material breach is not cured within [REDACTED: Term]. If such material breach is not cured within [REDACTED: Term] after the receipt of such notice, Thera shall be entitled to terminate this Agreement on a Country-by-Country basis with respect to each Country where said uncured material breach occurred, effective immediately upon written notice to SA.

15.2.2

Breach by Thera. If Thera breaches any of its material obligations under this Agreement (other than with respect to any payment due hereunder which shall be governed by Article 15.2.3), then SA, at its sole option, shall have the right to terminate this Agreement after delivery to Thera of a written notice specifying the nature of the material breach, requiring it to cure such material breach, and stating SA’s intention to terminate this Agreement if such material breach is not cured within [REDACTED: Term]. If such material breach is not cured within [REDACTED: Term] after the receipt of such notice, SA shall be entitled to terminate this Agreement on a Country-by-Country basis with respect to each Country where said uncured material breach occurred, effective immediately upon written notice to Thera.

15.2.3

If a Party breaches any of its obligations with respect to any payment under the Agreement (other than with respect to any amount that is the subject of a good faith dispute between the Parties, provided that all amounts not in dispute have been paid in full), the Party not in default may deliver to the breaching Party a written notice specifying the amount of the payment on which the breaching Party is in default (including any interest due pursuant to Article 9.2) and requiring it to cure such breach within [REDACTED: Term] and stating its intention to terminate this Agreement if such breach is not cured within such [REDACTED: Term] after receipt of such notice. If such breach is not cured within such [REDACTED: Term] after the receipt of such notice, the Party not in default shall be entitled to terminate this

Agreement in its entirety or on a Country-by-Country basis, effective immediately upon written notice to the other Party.

15.3

Challenge. If at any time during the Term, SA brings a proceeding or action challenging (a) the validity, scope, enforceability or ownership of any of the Thera Patents; (b) the ownership, use, registration (or registrability), validity or enforceability of any Mark (including through any opposition or cancellation proceeding or by using or seeking to file or register or acquire any Mark which is the same as, or similar to, any Trademark); then Thera, at its sole option, shall have the right to terminate this Agreement upon notice to SA, such termination to be effective [REDACTED: Term] after SA’s receipt of such notice. Without limiting the generality of the foregoing, SA specifically agrees that filing a request for re-examination, attempting to institute interference, or filing an opposition with respect to any Thera Patents or Marks shall be deemed a “challenge” under this Article 15.3.

15.4

No Marketing Authorisation – No Approval of Regulated Sales Price – No Achievement of Minimum Sales Requirements – Competing Product Acquisition. Thera shall have the right to terminate this Agreement upon a [REDACTED: Term] prior written notice to SA, on a Country-by-Country basis, if: (i) SA does not obtain the Marketing Authorisation within the timelines referred to under Schedule 4.1.1; or (ii) SA does not obtain the reimbursement of the Regulated Sales Price from a Regulatory Authority within the timelines referred to under Schedule 6.1.1; or (iii), provided Thera provided the Transferred Technology in accordance with Article 2.3, SA does not complete the First Commercial Sale in accordance with the provisions of Article 6.1 or (iv) a Competing Product is acquired in accordance with the provisions of Article 12.2 and SA elects to retain all rights and interest in such Competing Product or (v) the Minimum Sales Requirements are not achieved in accordance with the provisions of this Agreement. Termination under this Article 15.4 (i), (ii), (iii), (iv) or (v) shall be the sole remedy of Thera against SA with respect to the subject matters triggering such termination rights in such Country and SA shall not incur any liability whatsoever towards the Thera Indemnitees in connection with such termination of this Agreement (save that nothing herein shall exclude SA’s obligations to pay any outstanding invoices and provide indemnification under Article 14.1 with respect to events that occurred in such Country prior to termination under this Article 15.4 and are not related to subsections (i), (ii), (iii), (iv) or (v) of this Article 15.4).

15.5

Bankruptcy. Each Party shall have the right to terminate this Agreement on [REDACTED: Term] prior written notice to the other Party in the event that the other Party shall go into liquidation, a receiver or a trustee be appointed for the property or estate of a Party and said receiver or trustee is not removed within [REDACTED: Term], or the other Party makes an assignment for the benefit of its creditors (collectively, a “Bankruptcy Event”), and whether any of the aforesaid Bankruptcy Event be the outcome of the voluntary act of such Party, or otherwise.

15.6

Termination for Audit Purposes. SA shall be entitled to terminate this Agreement on [REDACTED: Term] prior written notice to Thera if: (i) the pre-approval inspection of the manufacturing sites of the Product referred to under Article 7.13 by the Food and Drug Administration of the United States raises any non quickly solvable quality issues and delay in the approval of the Product in the Territory; and (ii) the audit performed by SA as referred to under Article 7.13 raises critical and material issues and the Parties do not agree on a corrective action plan within an agreed timeline or, in case of an agreed corrective action plan, Thera does not implement such plan or is not successful to correct all said critical and material issues. Termination under this Article 15.6 shall be the sole remedy of SA against Thera and Thera shall have no other liability to SA, except that Thera shall reimburse SA of any expenses incurred by SA in implementing the Agreement hereunder as well as any payments made to Thera by SA.

15.7	Survival/Effects of Termination

15.7.1	Survival

(a)	The following Articles of this Agreement shall survive the expiration or termination of this Agreement for any reason: [REDACTED: Description of surviving provisions].

(b)

Unless otherwise stated herein, termination of this Agreement shall not relieve the Parties of any liability that accrued hereunder prior to the effective date of such termination. In addition, termination of this Agreement shall not preclude a Party from pursuing all rights and remedies it may have hereunder or at Law or in equity with respect to any breach of this Agreement nor prejudice a Party’s right to obtain performance of any obligation, except as stated in Article 15.4.

15.7.2	Effects of Termination

15.7.2.1

Upon the expiration of the Term or early termination of this Agreement hereunder by a Party, whether in whole or in part, with respect to the Product (provided that if this Agreement is terminated in part with respect to the Product in a Country, then the following provisions shall only apply with respect to the Product in such Country):

(i)	all licenses granted to SA under this Agreement shall immediately and automatically terminate and all sublicenses or sub-distributor agreements granted by SA to its Affiliates or to Third-Parties shall immediately and automatically terminate;

(ii)

SA shall promptly, but in no event later than [REDACTED: Term] after such termination, (provided that any Marketing Authorisation for the Product shall be assigned and transferred to Thera or its designee) : (i) initiate and cause its distributors, if applicable, to initiate the assignment and transfer to Thera (or its designee) of the ownership of all Regulatory Filings and Regulatory Approvals (at Thera’s expense if SA has terminated this Agreement pursuant to Article 15.2.2) and all data and databases relating to Adverse Events, Serious Adverse Events and Long-Term Observational Studies prepared or obtained by or on behalf of SA prior to the date of such termination; (ii) provided this Agreement is not terminated pursuant to Article 15.2.2, grant to Thera a worldwide, perpetual, royalty-free license, with the right to sublicense, to use all Phase IV Trials and other relevant information, data, reports, records, and regulatory correspondence related to the Product in possession of SA, if any, and, if applicable, to transfer to Thera (or its designee), if and as may be reasonably requested by Thera, the conduct of any ongoing Phase IV Trials and other post-Marketing Authorisation research in a manner and within such timing as mutually agreed upon by the Parties so as to not disrupt such Phase IV Trials or post-Marketing-Authorisation research, except that, with respect to each of the foregoing subsection (i) and (ii), SA shall cooperate and assist Thera in taking such actions and making such filings with the relevant Regulatory Authorities as necessary to effect such assignments and transfers;

(iii)	SA shall cease operation of each Product Website, if any;

(iv)

SA shall convey, assign, transfer, execute and deliver to Thera such agreements, certificates, instruments and documents and take such other actions as may be reasonably requested by Thera to the extent necessary to transfer and transition to Thera (or its designee) the Commercialization of the Product in an orderly manner; provided that SA shall not have the obligation to assign to Thera any of its agreements with its distributors or agents relating to the Commercialization of the Product;

(v)

SA shall not make any press release or public announcements (whether written or oral or in any other form or medium) about the Product and the reasons leading up to the termination of this Agreement, unless required under applicable Laws;

(vi)

SA shall, upon written request by Thera, destroy all relevant records and materials in SA’s possession or Control containing or comprising any Thera Know-How, Thera Materials or any other Licensed Technology or a tangible embodiment thereof (in whatever form or medium), including the electronic file to be transferred to SA pursuant to Article 2.3, or such other Confidential Information of Thera; provided that SA shall continue to be bound by the confidentiality obligations under this Agreement;

(vii)	SA shall destroy any remaining unsold inventory of the Product and provide Thera with a certificate of destruction thereof within [REDACTED: Term] as from Thera’s request.

ARTICLE 16

DISPUTE RESOLUTION

16.1

Disputes. The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to a Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 16 if and when a dispute arises under this Agreement.

16.2

Escalation to Executive Officers. Each Party may, by written notice to the other Parties, request that a dispute arising between the Parties in connection with the Regulatory Activities or Commercialization of the Product be referred to the Chief Executive Officer of SA and the Chief Executive Officer of Thera (the “Executive Officers”) for resolution. The Executive Officers (or their senior representatives) shall meet within [REDACTED: Term] of a Party’s receipt of written notice of such dispute. If the Executive Officers (or their senior representatives) cannot resolve such dispute within [REDACTED: Term] of written notice of such dispute, then, at any time after such [REDACTED: Term] period, a Party may bring the dispute to arbitration as provided in Article 16.3. Each Party shall bear the cost of its own attorneys’ fees and its own costs and expenses associated with dispute resolution by the Executive Officers and any arbitration. Notwithstanding the foregoing, nothing in this Article 16.2 shall be construed as precluding a Party from bringing an action for injunctive relief or other equitable relief prior to the initiation or completion of the above procedure.

16.3	Arbitration. Any dispute between the Parties relating to, or arising out of, or in connection with this Agreement, including any question regarding its existence, validity or termination which has not been settled under the terms of Article 16.2 shall be referred to and finally resolved by arbitration under the rules of arbitration of the International Chamber of Commerce. The number of arbitrators shall be three. The seat, or legal place, of arbitration shall be London, United-Kingdom. The language to be used in arbitral proceedings shall be English. The governing law of the arbitration shall be the substantive law of England and Wales.

ARTICLE 17

MISCELLANEOUS PROVISIONS

17.1	Relationship of the Parties. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.

17.2	Assignment.

17.2.1

Neither Party shall assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other Party, except to any of its Affiliates, provided that the assigning Party shall remain jointly and severally liable with such Affiliate in respect of all obligations so assigned. In the event Thera undergoes a Change of Control, this Agreement shall not be automatically transferred to the Third Party controlling (such term having the meaning defined in Article 1.5) Thera as a result of such Change of Control without SA’s prior written consent.

17.2.2	This Agreement shall be binding upon the successors and permitted assigns of the Parties.

17.2.3	Any assignment not made in accordance with Article 17.2.1 shall be void.

17.3	Compliance with Laws. The Parties shall conduct, and shall cause their respective employees to conduct, all activities contemplated under this Agreement in accordance with all Laws.

17.4

Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

17.5

Currency. All monetary amounts expressed in this Agreement are expressed in USD. Each Party shall calculate all amounts hereunder and perform other accounting procedures required hereunder and applicable to it in accordance with the conventions, rules and procedures promulgated by the International Accounting Standards Committee (International Accounting Standards).

17.6

Force Majeure. Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by acts of God, earthquake, riot, civil commotion, terrorism (or the threat thereof), war, global sector strikes, fire, flood, worldwide shortage of raw materials governmental acts or restrictions or any other reason which is beyond the control of a Party. If any of Thera’s suppliers is affected by any force majeure event, it shall be deemed to be a force majeure of Thera as well. The Party affected by force majeure shall provide the other Party with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use Commercially Reasonable Efforts to overcome the difficulties created thereby and to resume performance of its obligations hereunder as soon as practicable.

17.7

Entire Agreement of the Parties; Amendments. This Agreement, the schedules hereto, the Pharmacovigilance Agreement and the Quality Agreement constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter. No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in a writing referencing this Agreement and signed by a duly authorized officer of each Party.

17.8

Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include,” “includes” and “including” are not limiting and shall be deemed to be followed by “without limitation”; (b) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (c) references to an agreement, statute or instrument mean such agreement, statute or instrument as from time to time amended, modified or supplemented; (d) references to a Person are also to its permitted successors and assigns; (e) captions and other headings to this Agreement are for convenience only, and shall have no force or effect in construing or interpreting any of the provisions of this Agreement or any other legal effect; (f) references to “Parties”, “Article” or “Schedule” refer to the Parties to, an Article or Article of, or Schedule to, this Agreement unless otherwise indicated; (g) the word “will” shall be construed to have the same meaning and effect as the word “shall” and vice versa; and (h) the word “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”.

17.9	Governing Law. This Agreement shall be governed by and interpreted in accordance with the substantive laws of England and Wales.

17.10

Notices and Deliveries. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next [REDACTED: Term]; (c) [REDACTED: Term] after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) [REDACTED: Term] after deposit with an internationally recognized overnight courier, with written confirmation of receipt. All communications shall be sent to the Parties at the following addresses:

If to Thera, to:

THERATECHNOLOGIES ME INC.

2310 Alfred-Nobel Boulevard

Montréal, Québec, Canada H4S 2B4

Attention:	Chief Executive Officer
Facsimile:	(514) 331-9691

with a copy to:

THERATECHNOLOGIES ME INC.

2310 Alfred-Nobel Boulevard

Montréal, Québec, Canada H4S 2B4

Attention:	Vice President, Legal Affairs
Facsimile:	(514) 331-9691

If to SA, to:

SANOFI WINTHROP INDUSTRIE

82 avenue Raspail

94255, Gentilly Cedex, France

Attention :	Philippe LUSCAN Senior Vice President Industrial Affairs Phone : +33 (1) 55 71 21 98 Facsimile : +33 1 55 71 20 99

With a copy to:

SANOFI-AVENTIS GROUPE

182 avenue de France – 75013 Paris

Attention :	Antoine ORTOLI

Senior Vice President Pharmaceutical Operations Intercontinental Phone : +33 (1) 55 71 50 87 Facsimile : +33 (1) 55 71 58 70

or to such other address as the addressee shall have last furnished in writing in accordance with this provision to the addressor.

17.11

Waiver. A waiver by a Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of a Party. The right of a Party shall not be deemed waived and a Party shall not be deemed to have waived its rights if such right is not exercised within a reasonable time after an event has occurred that gave rise to the exercise of a Party’s right, including the rights of Thera under Article 12.2.

17.12

Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid to the fullest extent permitted under applicable Law, but if one or more provisions of this Agreement are held to be unenforceable or invalid under or in contravention of applicable Law by any court of competent jurisdiction, such provision shall be interpreted to the fullest extent permitted by applicable Law, and the Parties shall negotiate in good faith to replace such provision with a provision which effects to the fullest extent possible the original intent of such provision.

17.13

Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. A facsimile copy of this Agreement, including the signature pages, will be deemed an original.

[Remainder of this page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the day and year first above written.

THERATECHNOLOGIES ME INC.	SANOFI WINTHROP INDUSTRIE

By: (signed) John Huss	By: (signed) Gérard Touratier

Name: John Huss	Mr. Gérard TOURATIER

Title: President	Vice President and Chief Financial Officer

By: (signed) Luc Tanguay

Name: Luc Tanguay

Title: Vice President and Chief Financial Officer	As a Witness:

By: (signed) Antoine Ortoli

Mr. Antoine ORTOLI

Senior Vice President Pharmaceutical Intercontinental

SCHEDULE 1.16

COMMERCIAL PRESENTATION

[REDACTED: Description of presentation].

SCHEDULE 1.20

COMPOUND

[REDACTED: Description of compound]

SCHEDULE 1.24

COUNTRIES

LATIN AMERICA

Brazil	Costa Rica	Trinidad & Tobago	Peru

Mexico	Panama	Jamaica	Ecuador

Argentina	Honduras	Cuba	Chile

Uruguay	Nicaragua	Guatemala	Colombia

Paraguay	Salvador	Dominican Republic	Venezuela

AFRICA

Egypt	Senegal	Somalia	Republic of Equatorial Guinea

Sudan	Benin	Seychelles Island	Nigeria

Algeria	Ivory Coast	Burundi	Ghana

Morocco	Togo	Rwanda	Liberia

South Arica	Niger	Cameroon	Sierra Leone

Tunisia	Tchad	Gabon	Angola

Libya	Kenya	Congo	Mozambique

Burkina Faso	Mauritius	Madagascar	Zambia

Gambia	Ethiopia	Democratic Republic of Congo	Zimbabwe

Guinea	Uganda	Djibouti	Malawi

Mali	Tanzania	Central African Republic	Botswana

Mauritania	Eritrea	Islamic Republic of Comores	Namibia

Säo Tomé

MIDDLE EAST

Saudi Arabia	United Arab Emirates	Syria	Iran

Yemen	Oman	Jordan	Israel

Qatar	Kuwait	Palestine

Bahrain	Lebanon	Iraq

OTHERS

Azerbaijan	Kirghizstan	Georgia

Kazakhstan	Uzbekistan	Armenia

SCHEDULE 1.26

CURRENT PRESENTATIONS

[REDACTED: Description of presentation].

SCHEDULE 1.34

GLOBAL BRAND BOOK

[REDACTED: Global Brand Book]

SCHEDULE 1.60

PRODUCT SPECIFICATIONS

[REDACTED: Product specifications]

SCHEDULE 1.86

THERA PATENTS

[REDACTED: Patent numbers]

SCHEDULE 2.3

TECHNOLOGY TRANSFER

[REDACTED: Description].

SCHEDULE 4.1.1

TIMELINES FOR THE GRANT OF MARKETING AUTHORIZATIONS BY REGULATORY AUTHORITIES

[REDACTED: Term]

SCHEDULE 6.1

TIMELINES FOR THE APPROVAL OF REIMBURSEMENT OF THE REGULATED SALES PRICES BY REGULATORY AUTHORITIES

[REDACTED: Term]

SCHEDULE 6.2

COMMERCIALISATION PLAN

[REDACTED: Description]

SCHEDULE 7.11

MINIMUM SALES REQUIREMENTS

[REDACTED: Description]